SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 29, 2021

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, January 29, 2021 regarding “Fourth quarter and full-year report 2020”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ XAVIER DEDULLEN
Xavier Dedullen
Senior Vice President, Chief Legal Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: January 29, 2021

Fourth quarter and full-year report 2020

Stockholm, Jan 29, 2021

Fourth quarter highlights

•	Sales adjusted for comparable units and currency grew by 13% YoY mainly driven by sales in North East Asia, Europe and North America. Reported sales were SEK 69.6 (66.4) b.

•	Gross margin excluding restructuring charges improved to 40.6% (37.1%) with margin improvements in all segments. Reported gross margin improved to 40.6% (36.8%).

•

Operating income excluding restructuring charges improved to SEK 11.0 b. (15.8% operating margin) from SEK 6.5 b. (9.7% operating margin) mainly driven by Networks. Reported operating income was SEK 11.0 (6.1) b.

•	Networks sales increased by 20% YoY, adjusted for comparable units and currency. Operating margin excluding restructuring charges was 21.5% (14.5%).

•	Reported net income was SEK 7.2 (4.5) b.

•	Free cash flow before M&A was SEK 12.8 (-1.9) b. Q4 2019 included a payment of SEK 10.1 b. related to the resolution of the US SEC and DOJ investigations. Net cash Dec 31, 2020, was SEK 41.9 (34.5) b.

Full-year highlights

•	Sales adj. for comp. units and currency grew by 5%, with Networks growing by 10%. Reported sales increased by 2% to SEK 232.4 b.

•	Gross margin excl. restructuring charges was 40.6% (37.5%), with improvements in all segments.

•	Reported operating income improved to SEK 27.8 (10.6) b.

•	Reported net income was SEK 17.6 (1.8) b.

•	Free cash flow before M&A amounted to SEK 22.3 (7.6) b. Full-year 2019 included a payment of SEK 10.1 b. related to the resolution of the US SEC and DOJ investigations.

•	The Board of Directors will propose a dividend for 2020 of SEK 2.00 (1.50) per share to the AGM.

Planning assumptions highlights (please see page 6 for complete planning assumptions)

•	Three-year average reported sales seasonality between Q4 and Q1 is -24%; however, the seasonal effect may be somewhat less pronounced due to 5G deployment in some of Ericsson’s markets.

SEK b.	Q4 2020	Q4 2019	YoY change	Q3 2020	QoQ change	Jan-Dec 2020	Jan-Dec 2019	YoY change
Net sales	69.6	66.4	5%	57.5	21%	232.4	227.2	2%
Sales growth adj. for comparable units and currency	—	—	13%	—	—	—	—	5%
Gross margin	40.6%	36.8%	—	43.1%	—	40.3%	37.3%	—
Operating income (loss)	11.0	6.1	80%	8.6	27%	27.8	10.6	163%
Operating margin	15.8%	9.2%	—	15.0%	—	12.0%	4.6%	—
Net income (loss)	7.2	4.5	60%	5.6	29%	17.6	1.8	—
EPS diluted, SEK	2.26	1.33	70%	1.61	40%	5.26	0.67	—
Measures excl. restructuring charges and other items affecting comparability¹
Gross margin excluding restructuring charges	40.6%	37.1%	—	43.2%	—	40.6%	37.5%	—
Operating income excl.restr.charges & items affecting compar. in 2019 ²	11.0	5.7	92%	9.0	23%	29.1	22.1	32%
Operating margin excl.restr.charges & items affecting compar. in 2019 ²	15.8%	8.6%	—	15.6%	—	12.5%	9.7%	—
Free cash flow before M &A	12.8	-1.9	—	3.9	—	22.3	7.6	192%
Net cash, end of period	41.9	34.5	21%	41.5	1%	41.9	34.5	21%

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.
[2]

Operating income excludes restructuring charges in all periods and cost provisions related to the resolution of the SEC and DOJ investigations of SEK -11.5 b. in Q3 2019 as well as a partial release of the same provision of SEK 0.7 b. in Q4 2019.

1 Ericsson | Fourth quarter and full-year report 2020

CEO comments

As we navigate through the pandemic, health and well-being of our colleagues, customers and partners is our number one priority. Despite the challenges, our people continued to deliver and to serve our customers with very limited disturbances. Our R&D investments have continued to drive both technology leadership and cost efficiency which have led to increased market share and improved financial performance. We are today a leader in 5G with 127 commercial contracts and 79 operating networks around the world. Organic1 sales grew by 5% for the full year. Our operating margin2 of 12.5% (5.0%) exceeded our 2020 target and reached the 2022 Group target range two years early.

Networks sales grew organically1 by 20%, reporting a gross margin2 of 43.5% (41.1%) for Q4. This reflects continued high activity levels in North America and North East Asia, and also in Europe where we further increased market share. Networks delivered an operating margin2 of 19% for full-year 2020 - well above the 15%-17% target. Investing in R&D is fundamental to our strategy. Since 2017 we have increased R&D investment by SEK 10 b. and delivered SEK 16 b. of improved operating income. Our growth during 2020 is built on a strong and competitive 5G portfolio.

Digital Services gross margin2 grew to 41.0% (38.1%) in Q4. From 2017 to 2020, gross margin excluding restructuring charges and items affecting comparability increased from 29% to 42%, as a result of streamlined product portfolio, fewer critical contracts, a growing portion of software sales and lower service delivery costs. We continue to execute on the turnaround plan and the operating income2 of SEK 0.5 b. in Q4 is the best quarterly result to date. The cloud-native 5G portfolio has a high win ratio and significant new customer contracts will start to generate revenues during the next 12-18 months. By selective R&D investments to accelerate our growth portfolio, we aim to capture further opportunities.

Managed Services delivered a gross margin2 of 17.7% (15.4%) in Q4. Sales declined on operator consolidation in the US during 2020. The full-year 2020 operating margin2 was 8.1% – above the 5%-8% target. We expect the margin profile to improve further with increasing sales of our Operations Engine with its high value-added services, driven by R&D investments in AI and automation. We see increasingly positive response from customers to our new portfolio.

Emerging Business and Other sales are growing in enterprise offerings such as IoT Platforms, complemented by the acquisition of Cradlepoint. Gross margin2 improved to 33.8% (15.1%) driven by operational leverage from growth and lower cost as a result of the exited Edge Gravity business. Cradlepoint drives new revenues for mobile service providers and strengthens our position in the 5G enterprise market, alongside our existing Dedicated Networks and IoT portfolio. The underlying business in Cradlepoint develops according to plan. However, reported sales and costs for Cradlepoint are impacted by purchase price allocations and during 2021 our operating margin is expected to be negatively impacted by approximately -1 percentage point due to amortization of intangibles and increased cost for market expansion.

Free cash flow before M&A was SEK 22.3 (7.6) b. in full-year 2020. The Board will propose a dividend of SEK 2.00 (1.50) per share to the AGM, underlining the confidence in Ericsson’s business and financial position. In this context it is worth noting that we decided early on not to apply for any pandemic-related government support.

Patent licensing revenues for the full year amounted to SEK 10 b. As communicated in December, we are approaching important contract renewals, which could negatively impact 2021 and 2022 earnings (see planning assumptions on operating income, page 6). We are confident in the long-term value of our patent portfolio, including a strong position in 5G. We will seek to maximize the net present value of this portfolio, established over many years on the back of R&D investments. The IPR standardization framework, based on FRAND terms, underpins the interoperability of global wireless communications with more than 8 billion mobile subscriptions.

The pandemic has fast forwarded the digitalization of societies, including remote working, by months if not years. A resilient digital infrastructure is critical. We see more signs that countries and enterprises see 5G as a key access technology, with increasing deployment speed in Australia, the Middle East, North East Asia and the US. The pandemic has exposed the digital divide and rapid deployment of 5G is a fast way to bridge the divide.

The Swedish telecom regulator’s decision to exclude Chinese vendors from 5G networks may create exposure for our operations in China. Our business in 180 markets today has been built on free trade and open, competitive markets. This has also ensured the development of a single global standard for mobile communication. It is critical that responses to the geopolitical situation safeguard the extraordinary value associated with those operating standards for 5G and beyond.

During 2020 we further reinforced our strong commitment to ethics and compliance. We increased the investment with the recruitment of additional dedicated resources and the deployment of new or revised processes and controls. As a vital cornerstone, we put focus on establishing a durable ethical culture that is built on individual accountability for responsible business practices. The ongoing independent monitorship is providing valuable contributions to achieving our ambition.

Long-term business fundamentals remain strong and we will continue to invest in further strengthening our portfolio and growing our global footprint. While we expect temporary negative impact during 2021 from IPR renewals, Cradlepoint and investments to strengthen our long-term business, we remain fully committed to the 2022 target as a milestone towards the long-term EBITA3 target of 15%-18%.

I want to take this opportunity for a shout out to all my colleagues who have turned the business around including delivering on customer commitments during a raging pandemic. I’m proud to be part of this team!

Stay healthy and well.

Börje Ekholm

President and CEO

[1]	Sales adjusted for comparable units and currency
[2]	Excluding restructuring charges
[3]	Excluding restructuring charges and amortization of intangible assets

2 Ericsson | Fourth quarter and full-year report 2020	CEO comments

Financial highlights

Net sales development

SEK b.	Q4 2020	Q4 2019	YoY change	YoY adj.¹	Q3 2020	QoQ change	Jan-Dec 2020	Jan-Dec 2019	YoY change	YoY adj.¹
Netsales	69.6	66.4	5%	13%	57.5	21%	232.4	227.2	2%	5%
of which Networks	49.4	44.4	11%	20%	41.7	19%	166.0	155.0	7%	10%
of which Digital Services	12.7	13.2	-4%	3%	8.7	45%	37.3	39.9	-6%	-3%
of which Managed Services	5.8	7.0	-17%	-12%	5.5	6%	22.6	25.6	-12%	-10%
of which Emerging Business and Other	1.7	1.7	0%	-4%	1.6	10%	6.5	6.8	-4%	-4%

[1]	Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Fourth quarter comments

Group reported sales increased by 5% YoY. Sales growth adjusted for comparable units and currency was 13%, primarily driven by 5G deployments in North East Asia, North America and in Europe. Sales in Middle East & Africa and in Latin America declined, primarily due to macroeconomic conditions in combination with weak currencies, partly as a result of Covid-19.

IPR licensing revenues increased to SEK 2.6 (2.5) b. as lower volumes with one licensee were offset by new contracts.

Networks sales adjusted for comparable units and currency increased by 20% YoY primarily driven by growth from 5G deployments in North East Asia and North America as well as market share gains in Europe.

Digital Services sales adjusted for comparable units and currency increased by 3% YoY driven by growth in cloud infrastructure. Sales adjusted for currency grew in four of the five market areas.

Managed Services sales adjusted for comparable units and currency decreased by -12% YoY, mainly due to lower variable sales in a managed services contract in North America post the merger between two large operators, and transfer of a managed services contract to an associated company.

Emerging Business and Other sales adjusted for comparable units and currency decreased by -4%, partly driven by Emerging Business.

Sequentially, Group reported sales increased by 21% with growth across all market areas.

Full-year comments

Reported sales increased by SEK 5.2 b. or 2% to SEK 232.4 (227.2) b. Networks sales increased by SEK 11.0 b. or 7%, Digital Services sales decreased by SEK -2.5 b. or -6%, Managed Services sales decreased by SEK -3.0 b. or -12% and Emerging Business and other sales decreased by SEK -0.3 b. or -4%. Sales adjusted for comparable units and currency increased by 5%.

IPR licensing revenues increased to SEK 10.0 (9.6) b. as lower volumes with one licensee were offset by new contracts.

Networks sales adjusted for comparable units and currency increased by 10%. Sales growth was primarily driven by North East Asia, North America and Europe.

Digital Services sales adjusted for comparable units and currency declined by -3%, mainly impacted by a sales decline in the legacy portfolio, primarily in hardware. Sales grew YoY in South East Asia, Oceania & India and in North East Asia.

Managed Services sales adjusted for comparable units and currency decreased by -10%, mainly due to lower variable sales in a managed services contract in North America post the merger between two large operators, and transfer of a managed services contract to an associated company.

Emerging Business and Other sales adjusted for comparable units and currency decreased by -4%. Emerging Business sales grew driven by Cradlepoint and IoT platforms.

In the market area dimension, sales growth in North East Asia, North America as well as in South East Asia, Oceania and India offset a decline in the two remaining market areas.

The sales mix by commodity was: software 22% (21%), hardware 41% (38%) and services 37% (41%).

3 Ericsson | Fourth quarter and full-year report 2020	Financial highlights

Income and margin development

SEK b.	Q4 2020	Q4 2019	YoY change	Q3 2020	QoQ change	Jan-Dec 2020	Jan-Dec 2019	YoY change
Net sales	69.6	66.4	5%	57.5	21%	232.4	227.2	2%
Gross income	28.3	24.4	16%	24.8	14%	93.7	84.8	10%
Gross margin	40.6%	36.8%	—	43.1%	—	40.3%	37.3%	—
Research and development (R&D) expenses	-10.4	-10.6	—	-10.1	—	-39.7	-38.8	—
Selling and administrative expenses	-7.4	-8.2	—	-6.0	—	-26.7	-26.1	—
Impairment losses on trade receivables	0.3	-0.2	—	—	—	0.1	0.7	-84%
Other operating income and expenses	0.4	0.8	-50%	0.1	—	0.7	-9.7	—
Operating income	11.0	6.1	80%	8.6	27%	27.8	10.6	163%
of which Networks	10.6	6.4	66%	9.2	16%	30.9	24.8	25%
of which Digital Services	0.5	-0.2	—	-0.6	—	-2.2	-4.0	—
of which Managed Services	0.4	0.3	37%	0.5	-18%	1.6	2.3	-32%
of which Emerging Business & Other	-0.5	-0.4	—	-0.4	—	-2.4	-12.5	—
Operating margin	15.8%	9.2%	—	15.0%	—	12.0%	4.6%	—
Financial income and expenses, net	-0.1	-0.1	—	0.1	—	-0.6	-1.8	—
Taxes	-3.7	-1.6	—	-3.2	—	-9.6	-6.9	—
Net income	7.2	4.5	60%	5.6	29%	17.6	1.8	—
Restructuring charges	0.0	-0.3	—	-0.3	—	-1.3	-0.8	—
Measures excl.restructuring charges and other items affecting comparability¹
Gross margin excluding restructuring charges	40.6%	37.1%	—	43.2%	—	40.6%	37.5%	—
Operating income excl.restr.charges & items affecting compar. in 2019 ²	11.0	5.7	92%	9.0	23%	29.1	22.1	32%
Operating margin excl.restr.charges & items affecting compar. in 2019 ²	15.8%	8.6%	—	15.6%	—	12.5%	9.7%	—
Operating margin excluding restructuring charges	15.8%	9.7%	—	15.6%	—	12.5%	5.0%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.
[2]

Operating income excludes restructuring charges in all periods and cost provisions related to the resolution of the SEC and DOJ investigations of SEK -11.5 b. in Q3 2019 as well as a partial release of the same provision of SEK 0.7 b. in Q4 2019.

Fourth quarter comments

Gross margin

Reported gross margin was 40.6% (36.8%). Gross margin excluding restructuring charges improved to 40.6% (37.1%) with margin improvements in all segments. Operational leverage contributed to the higher margin in Networks. In Digital Services an increased share of software supported the higher margin. There was limited impact of critical contracts in Q4 2020 while the impact in Q4 2019 was SEK -0.3 b. Managed Services gross margin improved mainly as an effect of efficiency gains.

Sequentially, reported gross margin decreased to 40.6% from 43.1%. Gross margin in Q3 was positively impacted by a high share of software sales in both Networks and Digital Services while Q4 had a higher share of hardware.

Restructuring charges

Restructuring charges amounted to SEK 0.0 (-0.3) b. in the quarter.

Research and development (R&D) expenses

R&D expenses amounted to SEK -10.4 (-10.6) b. The decline was mainly a result of currency impact. R&D expenses increased in segment Emerging Business & Other due to the acquisition of Cradlepoint.

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -7.4 (-8.2) b. Lower costs for travel and trials as well as currency impact more than offset the increased expenses due to the acquisition of Cradlepoint.

Revaluation of customer financing was SEK 0.0 (-0.2) b.

Impairment losses on trade receivables

Impairment losses on trade receivables were SEK 0.3 (-0.2) b.

Other operating income and expenses

Other operating income and expenses was SEK 0.4 (0.8) b. In Q4 2019 a provision related to the resolution of the US SEC and DOJ investigations was released with a positive impact of SEK 0.7 b. In Q4 2020, SEK 0.3 b. of the provision related to costs for the compliance monitor was released. The monitorship was part of the US SEC and DOJ resolution. Q4 2019 was further impacted by

SEK -0.3 b. from the wind-down of the former JV between Ericsson and STMicroelectronics.

Share in earnings of JVs and associated companies was SEK -0.1 (0.0) b.

Operating income and margin

Reported operating income improved to SEK 11.0 (6.1) b. YoY. Operating income excluding restructuring charges was SEK 11.0 (6.5) b. corresponding to an operating margin of 15.8% (9.7%). The improvement was mainly driven by improved gross margin as well as lower SG&A expenses.

Sequentially, reported operating income increased to SEK 11.0 b. from SEK 8.6 b. Operating income excluding restructuring charges increased to SEK 11.0 b. from SEK 9.0 b. Operating income improved in all segments in the quarter with Networks and Digital Services as the main contributors.

Financial income and expenses, net

Reported financial net was SEK -0.1 (-0.1) b. There was a positive currency hedge effect following the strengthened SEK to USD. The currency hedge effect was SEK 0.6 b. in the quarter compared with SEK 0.2 b. in Q4 2019. Sequentially financial net declined to SEK -0.1 b. from SEK 0.1 b. with the currency hedge effect up from SEK 0.3 b. in the third quarter. The SEK strengthened against the USD between September 30, 2020 (SEK/USD rate 9.00) and December 31, 2020 (SEK/USD rate 8.19).

Taxes

Taxes were SEK -3.7 (-1.6) b. The effective tax rate in Q4 was 34% compared with 36% in Q3 2020. The tax rate was impacted by non-deductible costs in the quarter.

Net income

Net income improved to SEK 7.2 (4.5) b. and EPS diluted improved to SEK 2.26 (1.33) YoY driven by the stronger operating income.

4 Ericsson | Fourth quarter and full-year report 2020	Financial highlights

Employees

The number of employees on December 31, 2020, was 100,824 compared with 99,826 on September 30, 2020. The increase derives mainly from the acquired Cradlepoint business.

Full-year comments

Gross margin

Reported gross margin was 40.3% (37.3%). Gross margin excluding restructuring charges improved to 40.6% (37.5%) YoY with strong margin improvements in all segments. A lower share of services sales had a positive impact on the gross margin. Networks margin was supported by operational leverage. Digital Services margin improved due to increased share of software as well as limited impact from the critical contracts in 2020. Managed Services gross margin improved mainly as an effect of efficiency gains.

Restructuring charges included in the gross margin increased to SEK -0.7 (-0.3) b.

Restructuring charges

Restructuring charges increased to SEK -1.3 (-0.8) b. YoY. The restructuring charges were mainly related to restructuring of the acquired antenna and filter business in segment Networks and to organizational changes as a consequence of the operator merger in North America.

Research and development (R&D) expenses

R&D expenses increased to SEK -39.7 (-38.8) b. R&D expenses increased in segment Networks through increased investments in a broader portfolio of antenna and site solutions and in 5G, while R&D investments in Digital Services decreased.

Restructuring charges impacted R&D expenses by SEK -0.4 (-0.3) b.

Selling and administrative (SG&A) expenses

SG&A expenses increased to SEK -26.7 (-26.1) b. mainly due to the acquired Cradlepoint business as well as continued investments in compliance and digital transformation. Revaluation of customer financing was SEK -0.3 (-0.7) b. Restructuring charges impacted SG&A expenses by SEK -0.2 (-0.1) b.

Impairment losses on trade receivables

Impairment losses on trade receivables were SEK 0.1 (0.7) b.

Other operating income and expenses

Other operating income and expenses was SEK 0.7 (-9.7) b. Costs of SEK -10.7 b. related to the resolution of the US SEC and DOJ investigations negatively impacted 2019.

Share in earnings of JVs and associated companies was SEK -0.3 (-0.3) b.

Operating income and margin

Reported operating income improved to SEK 27.8 (10.6) b. YoY. Operating margin was impacted by SEC and DOJ resolution costs of SEK -10.7 b. in 2019. Operating income, excluding restructuring charges and the SEC and DOJ resolution costs in 2019, improved to SEK 29.1 (22.1) b. in 2020, with an operating margin excluding restructuring charges of 12.5% (9.7%). The improvement was primarily driven by hardware sales in segment Networks.

Financial income and expenses, net

The financial net improved to SEK -0.6 (-1.8) b., mainly due to positive currency hedge effects. The currency hedge effects, which derive from the hedge loan balance in USD, impacted financial net by SEK 1.0 (-0.3) b. The SEK strengthened against the USD between December 31, 2019 (SEK/USD rate 9.32) and December 31, 2020 (SEK/USD rate 8.19).

Taxes

Taxes were SEK -9.6 (-6.9) b. impacted by the increased income. The tax rate in 2020 was 35%. Costs of SEK -10.7 b. related to the resolution of the US SEC and DOJ investigations were handled as non-tax-deductible in 2019. Excluding these costs, the 2019 tax rate was approximately 35%.

Net income

Net income improved to SEK 17.6 (1.8) b. driven by stronger operating income. EPS diluted was SEK 5.26 (0.67) and adjusted EPS (non-IFRS) was SEK 5.83 (1.07).

Employees

The number of employees on December 31, 2020, was 100,824, an increase of 1,407 employees compared with December 31, 2019. The increase is mainly to be found in the employee categories of R&D, product management and sales. 709 employees joined through the acquired Cradlepoint business.

5 Ericsson | Fourth quarter and full-year report 2020	Financial highlights

Planning assumptions

Market related

•	The global RAN equipment market is estimated to grow by 3% in 2021. China is expected to grow by 4%, North America by 2%, Europe by 3%. Source: Dell’Oro Mobile RAN 5-year forecast report, Jan 2021.

Ericsson related

Net sales

•	Three-year average reported sales seasonality between Q4 and Q1 is -24%, however the seasonal effect may be somewhat less pronounced due to 5G deployment in some of Ericsson’s markets.

•	See IPR comment in section “Operating income”.

Gross margin

•	In segment Networks, the mix is expected to be similar in Q1 2021 as it was in Q4 2020.

•	The improvements in Digital Services continue, but earnings will vary between quarters depending on business mix, sales seasonality and impact of the less than 10 remaining critical contracts.

•	See IPR comment in section “Operating income”.

•	In Managed Services there will be quarterly variations depending on timing of add-on sales and costs, but margins are tracking well towards the financial targets.

R&D and SG&A expenses

•	Operating expenses typically decrease between Q4 and Q1 due to seasonality, however, with large variations.

Operating income (EBIT)

•	IPR; Current geopolitical conditions are impacting handset sales volumes as is the shift from 4G to 5G handsets. This, in combination with expiring contracts delaying royalty payments from unlicensed periods and potential costs of litigation, may impact Ericsson’s operating income by SEK 1-1.5 b. per quarter beginning in the first quarter 2021. The actual financial impact will depend on the timing as well as terms and conditions of new agreements.

Restructuring charges

•	Restructuring charges are estimated to be approximately 1% of sales per year on average.

Currency exposure

•	Rule of thumb: A change by 10% of USD to SEK would have an impact of approximately +/-5% on net sales and approximately +/-1 percentage point on operating margin.

Cradlepoint

•	Cradlepoint is fully consolidated into segment Emerging Business & Other.

•	Ericsson’s operating margin is expected to be negatively impacted by approximately -1 percentage point as of closing in Q4 2020 up until the end of 2022. Approximately half of this impact is related to amortization of intangible assets.

6 Ericsson | Fourth quarter and full-year report 2020	Planning assumptions

Market area sales

SEK b.	Q4 2020	Q4 2019	YoY change	Q3 2020	QoQ change	Jan-Dec 2020	YoY change
South EastAsia, Oceania and India	9.7	9.2	6%	7.8	25%	30.0	1%
North EastAsia	12.8	9.7	32%	8.8	45%	33.3	26%
North America	19.1	17.4	10%	18.4	4%	73.8	5%
Europe and Latin America	17.1	17.5	-2%	13.3	29%	55.7	-6%
Middle East and Africa	6.5	8.4	-23%	5.5	18%	23.3	-9%
Other¹	4.3	4.2	3%	3.7	17%	16.2	-1%

Total	69.6	66.4	5%	57.5	21%	232.4	2%

[1]	Market area “Other” includes primarily IPR licensing revenues and the major part of segment Emerging Business and Other.

Sales breakdown by market area by segment is available at the end of this report.

Fourth quarter comments

•	5G momentum is increasing Ericsson has powered 79 live 5G networks and has signed 127 commercial 5G agreements.

•	Strong growth in North East Asia, and continued business momentum in North America.

•	Networks sales continued to grow in Europe driven by market share gains.

•	Organic sales growth in all market areas except Middle East and Africa.

South East Asia, Oceania and India

Sales increased YoY across all segments, driven by continued investments in LTE, primarily in India, and by 5G momentum, predominantly in Australia. Managed Services sales increased YoY, mainly as a result of a new contract signed in 2020.

North East Asia

Sales increased YoY. Growth in Networks sales was driven by increased business volumes in Japan and continued 5G deployment in Mainland China. Digital Services sales were stable.

North America

Sales increased driven by continued strong momentum in 5G network expansions. Managed Services sales decreased YoY post the merger between two large operators.

Europe and Latin America

Sales in Europe and Latin America grew organically. Sales in Europe in Networks and Digital Services grew as a result of market share gains, partly offsetting lower sales in Latin America due to macroeconomic conditions following Covid-19. Sales decreased in Managed Services YoY due to earlier decisions on contract exits.

Middle East and Africa

Sales declined YoY in Networks and Digital Services primarily due to timing of investments in the Middle East, while sales declined in Africa due to macroeconomic conditions.

Other

IPR licensing revenues increased to SEK 2.6 (2.5) b. as lower volumes with one licensee were offset by new contracts.

Full-year comments

South East Asia, Oceania and India

Networks sales remained flat YoY. Growth in Managed Services was driven mainly by a new contract signed in 2020. Digital Services sales increased YoY due to continued LTE investments and 5G momentum.

North East Asia

Sales increased YoY. Strong Networks sales growth was driven by 5G deployment in Mainland China and increased business volumes in Japan, Taiwan and Hong Kong. Digital Services sales grew through 5G core network deployments.

North America

Sales increased YoY driven by 5G network deployments across all major customers. Managed Services sales decreased after the merger between two operators. In Digital Services the sales increase in the growth portfolio did not fully compensate for the decline in legacy products.

Europe and Latin America

Sales decreased YoY due to earlier decisions on Managed Services contract exits and reduced sales in Latin America due to macroeconomic conditions following Covid-19. Networks sales increased in Europe as a result of market share gains, partly offsetting the sales decline in Latin America.

Middle East and Africa

Sales decreased YoY primarily due to macroeconomic conditions and delayed investments in Networks and Digital Services. Continued 5G deployments in the Middle East contributed positively. Managed Services sales were stable.

Other

IPR licensing revenues increased to SEK 10.0 (9.6) b., as lower volumes with one licensee were offset by new contracts.

7 Ericsson | Fourth quarter and full-year report 2020	Market area sales

Segment results

Segment Networks

SEK b.	Q4 2020	Q4 2019	YoY change	Q3 2020	QoQ change	Jan-Dec 2020	Jan-Dec 2019	YoY change
Net sales	49.4	44.4	11%	41.7	19%	166.0	155.0	7%
Sales growth adj. for comparable units and FX	—	—	20%	—	—	—	—	10%
Gross income	21.4	18.3	17%	19.4	11%	72.4	64.7	12%
Gross margin	43.4%	41.1%	—	46.5%	—	43.6%	41.8%	—
Operating income	10.6	6.4	66%	9.2	16%	30.9	24.8	25%
Operating margin	21.5%	14.4%	—	22.0%	—	18.6%	16.0%	—
Restructuring charges	0.0	0.0	—	-0.3	—	-0.7	-0.1	—
Measures excl.restructuring charges
Gross margin excl.restructuring charges	43.5%	41.1%	—	46.7%	—	43.8%	41.8%	—
Operating income excl.restructuring charges	10.6	6.4	65%	9.4	13%	31.6	24.8	27%
Operating margin excl.restructuring charges	21.5%	14.5%	—	22.7%	—	19.0%	16.0%	—

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

Fourth quarter comments

•	Sales adjusted for comparable units and currency grew 20%.

•	Growth across 4 of the 5 market areas.

•	Reported operating margin at 21.5%.

Net sales

Reported sales increased by 11% YoY. Sales adjusted for comparable units and currency grew by 20% mainly driven by higher hardware sales as a result of increased market footprint. All market areas reported growth apart from Middle East & Africa where the macroeconomic impact of Covid-19 had a negative effect on operators’ capex levels.

Sales increased by 19% sequentially, a higher than normal seasonality, driven by large hardware deliveries. Sales increased QoQ in all market areas, except for North America where sales remained at the same level as in Q3.

Gross margin

Reported gross margin increased to 43.4% (41.1%) YoY mainly as a result of operational leverage.

Reported gross margin decreased QoQ to 43.4% from 46.5%. Q3 had a large share of software, while Q4 had a higher share of hardware and increased services sales as a result of ongoing 5G deployments.

Operating income and margin

Reported operating income increased to SEK 10.6 (6.4) b. YoY, with an increase in operating margin to 21.5% (14.4%). The increase was primarily driven by the improved gross income. Operating expenses decreased by SEK -1.1 b. to SEK -10.9 b. mainly due to lower trial and pre-sales costs, lower travel costs, as well as a positive currency impact.

Reported operating income increased by SEK 1.4 b. QoQ, supported by seasonally higher sales.

Full-year comments

Net sales

Reported sales increased by 7% in 2020 to SEK 166.0 (155.0) b. Growth was primarily due to increased hardware deliveries following the increased market footprint. Sales adjusted for comparable units and currency increased by 10%. From a geographical perspective growth was primarily driven by increased sales in North East Asia, North America and Europe. Sales declined YoY in Latin America and Africa, due to the macroeconomic situation on the back of Covid-19.

The Networks share of IPR licensing revenues was SEK 8.2 (7.9) b.

Gross margin

Reported gross margin increased to 43.6% (41.8%) YoY. Gross margin excluding restructuring charges increased to 43.8% (41.8%) as a result of the continued strengthening of operational leverage.

Operating income and margin

Reported operating income increased to SEK 30.9 (24.8) b. YoY, with an increase in operating margin to 18.6% (16.0%). Operating margin excluding restructuring charges increased to 19.0% (16.0%) driven by sales growth and improved gross margin. Operating expenses increased by SEK -1.7 b. to SEK -41.9 b. due to higher R&D investments in 5G and in a broader portfolio of antenna and site solutions as well as an increase in restructuring charges.

Impairment losses on trade receivables impacted operating expenses by SEK 0.2 (-0.1) b. Net impact from amortization and capitalization of development expenses and from recognition and deferral of hardware costs was SEK 0.3 (1.1) b.

8 Ericsson | Fourth quarter and full-year report 2020	Segment results

Segment Digital Services

SEK b.	Q4 2020	Q4 2019	YoY change	Q3 2020	QoQ change	Jan-Dec 2020	Jan-Dec 2019	YoY change
Netsales	12.7	13.2	-4%	8.7	45%	37.3	39.9	-6%
Sales growth adj. for comparable units and FX	—	—	3%	—	—	—	—	-3%
Gross income	5.2	4.9	6%	3.8	37%	15.6	14.8	5%
Gross margin	40.9%	37.2%	—	43.4%	—	41.9%	37.2%	—
Operating income (loss)	0.5	-0.2	—	-0.6	—	-2.2	-4.0	—
Operating margin	3.9%	-1.2%	—	-6.8%	—	-5.9%	-10.1%	—
Restructuring charges	0.0	-0.2	—	-0.1	—	0.0	-0.6	—
Measures excl.restructuring charges
Gross margin excl.restructuring charges	41.0%	38.1%	—	43.5%	—	42.0%	37.8%	—
Operating income (loss) excl.restructuring charges	0.5	0.0	—	-0.5	—	-2.2	-3.4	—
Operating margin excl.restructuring charges	3.8%	0.3%	—	-5.8%	—	-5.9%	-8.6%	—

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

Fourth quarter comments

•	Sales adjusted for comparable units and currency grew by 3%

•	Reported gross margin improved to 40.9% (37.2%) supported by a higher share of software, in line with the strategy.

•	Sales in the growth portfolio grew by 2% in the quarter.

Net sales

Reported sales decreased by -4% YoY, while the growth portfolio increased by 2%. Sales adjusted for comparable units and currency increased by 3% YoY, driven by growth in cloud infrastructure. Sales adjusted for currency grew in four of the five market areas.

Reported sales grew by 45% QoQ, with good business momentum in the growth portfolio, which grew by 63%. Sales of packet core, OSS and cloud infrastructure products strengthened in the quarter.

Gross margin

Reported gross margin increased to 40.9% (37.2%) YoY. Gross margin excluding restructuring charges increased to 41.0% (38.1%) supported by a higher share of software sales. In addition, Q4 2019 was negatively impacted by critical contracts, while such impact was limited in Q4 2020.

Gross margin excluding restructuring charges decreased to 41.0% from 43.5% QoQ as a result of a higher share of hardware sales.

Operating income (loss)

Reported operating income was SEK 0.5 (-0.2) b. with an operating margin of 3.9% (-1.2%). Operating expenses declined by SEK 0.4 b. to SEK -4.7 b. mainly due to lower restructuring charges, lower pre-sales costs and lower travel costs as well as a positive currency impact. R&D investments remained flat YoY with continued rationalization of the legacy portfolio, and with investments reallocated to the cloud-native 5G product portfolio.

Reported operating income increased by SEK 1.1 b. QoQ, supported by seasonally higher sales.

Full-year comments

Net sales

Reported sales decreased by -6% in 2020. Sales adjusted for comparable units and currency decreased by -3%, mainly impacted by a sales decline in the legacy portfolio, primarily in hardware. Sales grew YoY in South East Asia, Oceania and India and in North East Asia while sales in the remaining three market areas declined.

The growth portfolio had good business momentum and sales grew by 6% in 2020. Important 5G Core contracts have been signed with several tier-1 operators in 2020 and are expected to generate revenues in 2021 and beyond.

The Digital Services share of IPR licensing revenues was SEK 1.8 (1.7) b.

Gross margin

Reported gross margin increased to 41.9% (37.2%) supported by an increased share of software sales. The impact of critical contracts was limited in 2020.

Operating income (loss)

Reported operating income (loss) was SEK -2.2 (-4.0) b. Operating income (loss) excluding restructuring charges was SEK -2.2 (-3.4) b. The improvement was driven by higher gross margin and lower operating expenses. Operating expenses declined by SEK 1.1 b. of which SEK 0.4 b. was related to lower restructuring charges. The net impact of capitalized and amortized development expenses was SEK -0.1 (-0.9) b. R&D expenses remained at the same level as in 2019, with a shift of investments towards the cloud-native 5G portfolio.

9 Ericsson | Fourth quarter and full-year report 2020	Segment results

Segment Managed Services

SEK b.	Q4 2020	Q4 2019	YoY change	Q3 2020	QoQ change	Jan-Dec 2020	Jan-Dec 2019	YoY change
Net sales	5.8	7.0	-17%	5.5	6%	22.6	25.6	-12%
Sales growth adj. for comparable units and FX	—	—	-12%	—	—	—	—	-10%
Gross income	1.0	1.0	-1%	1.1	-6%	4.0	4.0	1%
Gross margin	17.7%	14.8%	—	19.9%	—	17.8%	15.6%	—
Operating income	0.4	0.3	37%	0.5	-18%	1.6	2.3	-32%
Operating margin	6.9%	4.2%	—	8.9%	—	6.9%	9.0%	—
Restructuring charges	0.0	0.0	—	0.0	—	-0.3	0.0	—
Measures excl.restructuring charges
Gross margin excl.restructuring charges	17.7%	15.4%	—	20.1%	—	18.9%	15.8%	—
Operating income excl.restructuring charges	0.4	0.3	20%	0.5	-20%	1.8	2.4	-23%
Operating margin excl.restructuring charges	6.9%	4.8%	—	9.1%	—	8.1%	9.2%	—

Fourth quarter comments

•	Sales declined YoY mainly due to lower variable sales in North America.

•	Operating margin excluding restructuring charges increased YoY despite lower sales.

•	Further investments in automation, analytics and AI-driven offerings – supporting 5G and efficiency in service delivery.

Net sales

Reported sales declined by -17% YoY. Sales adjusted for comparable units and currency decreased by -12% YoY, mainly due to reduced variable sales in a large contract in North America, post the merger between two large operators, and transfer of a contract to an associated company. Sales in Managed Services IT showed growth mainly in market areas North America and in South East Asia, Oceania and India.

Gross margin

Reported gross margin increased to 17.7% (14.8%) YoY. Gross margin excluding restructuring charges increased to 17.7% (15.4%) YoY, mainly due to efficiency gains and higher variable sales.

Reported gross margin decreased to 17.7% from 19.9% QoQ. Gross margin excluding restructuring charges decreased to 17.7% from 20.1% QoQ, mainly due to seasonally higher costs.

Operating income and margin

Reported operating income was SEK 0.4 (0.3) b., driven by improved gross margin and lower operating expenses, partly offset by lower sales.

Reported operating income decreased to SEK 0.4 b. from SEK 0.5 b. QoQ mainly due to lower gross margin.

Full-year comments

Net sales

Reported sales declined by -12% in 2020. Sales adjusted for comparable units and currency decreased by -10%, mainly due to reduced variable sales in a large contract in North America, post the merger between two large operators, and transfer of a contract to an associated company. Exits of non-strategic contracts also contributed to the sales decline. Sales in Managed Services IT showed growth.

Gross margin

Reported gross margin increased to 17.8% (15.6%). Gross margin excluding restructuring charges increased to 18.9% (15.8%), mainly as a result of efficiency gains and higher variable sales, partly offset by lower sales.

Operating income and margin

Reported operating income was SEK 1.6 (2.3) b. Operating income excluding restructuring charges was SEK 1.8 (2.4) b. Despite the decline in sales, operating income excluding restructuring charges increased by SEK 0.2 b., when excluding the positive effect from reversal of a provision for impairment of trade receivables made in 2019.

Restructuring charges in 2020 amounted to SEK -0.3 (0.0) b.

10 Ericsson | Fourth quarter and full-year report 2020	Segment results

Segment Emerging Business and Other

SEK b.	Q4 2020	Q4 2019	YoY change	Q3 2020	QoQ change	Jan-Dec 2020	Jan-Dec 2019	YoY change
Net sales	1.7	1.7	0%	1.6	10%	6.5	6.8	-4%
Of which Emerging Business and iconectiv	1.3	1.1	12%	1.0	20%	4.5	4.3	5%
Of which Red Bee Media	0.5	0.6	-18%	0.5	-1%	2.1	2.4	-13%
Of which Media Solutions	0.0	0.0	—	0.0	—	-0.1	0.1	—
Sales growth adj. for comparable units and FX	—	—	-4%	—	—	—	—	-4%
Gross income	0.6	0.2	164%	0.5	21%	1.7	1.3	30%
Gross margin	35.3%	13.4%	—	32.0%	—	25.6%	18.9%	—
Operating income (loss)	-0.5	-0.4	—	-0.4	—	-2.4	-12.5	—
Of which Em . Business, iconectiv, Cradlepoint & common costs	-0.7	-0.6	—	-0.3	—	-2.1	-2.1	—
Of which Red Bee Media	0.0	0.0	—	0.0	—	0.0	0.1	—
Of which Media Solutions	0.2	-0.3	—	-0.2	—	-0.3	-0.3	—
Of which adjustments 2019 ¹	—	0.5	—	—	—	—	-10.1	—
Operating margin	-28.5%	-23.2%	—	-26.7%	—	-37.0%	-184.0%	—
Restructuring charges	0.0	0.0	—	0.0	—	-0.3	-0.1	—
Measures excl.restructuring charges
Gross margin excl.restructuring charges	33.8%	15.1%	—	30.5%	—	28.0%	19.6%	—
Operating income (loss) excl.restructuring charges	-0.5	-0.4	—	-0.5	—	-2.1	-12.4	—
Operating margin excl.restructuring charges	-29.3%	-21.4%	—	-29.2%	—	-32.6%	-183.0%	—
Op.income excl.restr.charges & item saffecting com p.¹	-0.5	-0.8	—	-0.5	—	-2.1	-2.3	—
Op.margin excl.restr.charges & item saffecting com p.¹	-29.3%	-47.8%	—	-29.2%	—	-32.6%	-34.3%	—

[1]

Includes cost provisions of SEK -11.5 b. related to the resolution of the SEC and DOJ investigations in Q3 2019, and a partial release of the same provision of SEK 0.7 b. in Q4 2019. Includes winding down non-cash costs of the ST-Ericsson legal structure of SEK -0.3 b. in Q4 2019. Includes a social security cost refund of SEK 0.9 b. in Q3 2019.

Fourth quarter comments

•	Cradlepoint business included from November 1. Reported in Emerging Business.

•	Gross margin growth in Emerging Business driven by Edge Gravity exit and Cradlepoint.

•	IoT platforms sales and gross margin grew.

Net sales

Reported sales were flat YoY. Sales in Emerging Business grew, driven mainly by the acquired Cradlepoint business. Sales adjusted for comparable units and currency decreased by -4%.

Gross margin

Reported gross margin increased to 35.3% (13.4%) YoY. Gross margin excluding restructuring charges increased to 33.8% (15.1%). The increase was driven by Emerging Business (Edge Gravity exit, Cradlepoint and IoT platforms).

Reported gross margin increased to 35.3% from 32.0% QoQ. Gross margin excluding restructuring charges increased to 33.8% from 30.5% QoQ. The improvement was driven by Emerging Business (Cradlepoint) and Media Solutions.

Operating income (loss)

Reported operating income (loss) was SEK -0.5 (-0.4) b.

Operating income in the quarter was positively impacted by SEK 0.3 b. related to a provision release related to costs for the compliance monitor (reported in Media Solutions). In Q4 2019 operating income was positively impacted by a provision release of SEK 0.7 b. related to the resolution of the US SEC and DOJ investigations and negatively impacted by a write-down of SEK -0.3 b. related to the wind-down of the ST-Ericsson legal structure. Operating income excluding restructuring charges and items affecting comparability was SEK -0.5 (-0.8) b.

Media Solutions reported operating income was SEK 0.2 (-0.3) b. including Ericsson’s 49% share in earnings of MediaKind .

Red Bee Media’s operating income improved, despite lower sales due to Covid-19.

Full-year comments

Net sales

Reported sales decreased by -4% in 2020. Sales in Emerging Business grew driven by the acquired Cradlepoint business and by IoT platforms. Sales adjusted for comparable units and currency decreased by -4%.

Gross margin

Reported gross margin increased to 25.6% (18.9%) YoY. Gross margin excluding restructuring charges increased to 28.0% (19.6%). The increase was driven by Emerging Business (IoT Platforms, Edge Gravity exit and Cradlepoint).

Operating income (loss)

In 2020 operating income was positively impacted by SEK 0.3 b. related to a provision release related to costs for the compliance monitor.

In 2019 operating income was impacted by costs of SEK -10.7 b. related to the resolution of the US SEC and DOJ investigations, a refund of earlier paid social security costs in Sweden of SEK 0.9 b. and by a cost of SEK -0.3 b. related to the wind-down of the ST-Ericsson legal structure.

Reported operating income (loss) was SEK -2.4 (-12.5) b. Operating income (loss) excluding restructuring charges and items affecting comparability was SEK -2.1 (-2.3) b.

Media Solutions operating income (loss) excluding restructuring charges and items affecting comparability was SEK -0.3 (-0.3) b. including Ericsson’s 49% share in earnings of MediaKind .

Red Bee Media’s operating income improved, despite lower sales due to Covid-19.

The exit of the Edge Gravity business in Q2 2020 contributed positively to profitability.

Restructuring charges in 2020 amounted to SEK -0.3 (-0.1) b.

11 Ericsson | Fourth quarter and full-year report 2020	Segment results

Cash flow

SEK b.	Q4 2020	Q4 2019	Q3 2020	Jan-Dec 2020	Jan-Dec 2019
Net income adjusted for non-cash items	12.5	8.0	9.7	32.5	14.1

Working capital changes (net operating assets and liabilities)	1.4	-7.5	-4.4	-3.6	2.8

Cash flow from operating activities	13.9	0.5	5.3	28.9	16.9

Capex (net) including product development	-1.2	-1.6	-1.1	-5.1	-5.9
Other investing activities and lease liabilities	0.0	-0.8	-0.3	-1.6	-3.3

Free cash flow before M&A	12.8	-1.9	3.9	22.3	7.6

Acquisitions/divestments, net1)	-9.3	-1.3	-0.1	-9.6	-1.5

Free cash flow	3.5	-3.2	3.8	12.7	6.1

Cash flow from investing activities	-8.6	-4.8	-1.1	-15.2	-3.5
Cash flow from financing activities	-8.5	0.1	-0.9	-12.5	-6.9
Net change in cash and cash equivalents	-5.2	-6.1	3.1	-1.5	6.7

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

[1]	Includes the acquisition of Cradlepoint of SEK -9.5 b.

Fourth quarter comments

•	Free cash flow before M&A was SEK 12.8 (-1.9) b. Payments of SEK -10.1 b. related to SEC & DOJ impacted Q4 2019.
•	Cradlepoint was acquired for SEK -9.5 b.

Cash flow from operating activities

Reported cash flow from operating activities increased to SEK 13.9 (0.5) b. YoY, supported by improved income in the quarter. Q4 2019 was impacted by payments of SEK -10.1 b. related to the resolution of the US SEC and DOJ investigations. Cash flow in the quarter was supported by a reduction in net operating assets, despite increased trade receivables due to increased business momentum. Due to the increase in 5G buildout in 2020, demand for customer financing solutions has increased. Most of such financing has been successfully transferred to banks and the amount of customer finance credits on the balance sheet remains low. Provisions of SEK 0.8 b. were utilized, of which SEK 0.3 b. related to restructuring charges.

Free cash flow

Free cash flow before M&A was SEK 12.8 (-1.9) b. Free cash flow before M&A increased by SEK 4.5 b. YoY, adjusted for payments of SEK -10.1 b. related to SEC and DOJ, in Q4 2019. Free cash flow was SEK 3.5 (-3.2) b.

Cash flow from investing activities

Reported cash flow from investing activities was SEK -8.6 (-4.8) b. driven by the acquisition of Cradlepoint, the US market leader in Wireless WAN Edge 4G and 5G solutions for the enterprise market, for SEK -9.5 b. Investments in property, plant and equipment were SEK -1.1 (-1.5) b. in the quarter. Investments in interest-bearing securities were SEK 1.2 (-1.8) b.

Cash flow from financing activities

Reported cash flow from financing activities was SEK -8.5 (0.1) b. Dividends paid amounted to SEK -3.5 (0.0) b. of which SEK -2.5 b. was related to the second installment (SEK 0.75 per share) of dividend to shareholders and SEK -1.0 b. was related to dividend to minority shareholders in Ericsson’s subsidiaries. Other financing activities was SEK -4.4 (0.8) b. due to repayment of a bilateral loan with the European Investment Bank (EIB).

Full-year comments

Cash flow from operating activities

Reported cash flow from operating activities improved to SEK 28.9 (16.9) b. in 2020 as a result of improved income. The impact from changes in net operating assets and liabilities was SEK -3.6 (2.8) b. and SEK -0.5 b. when adjusted for a capital injection of SEK -3.0 b. made into the Ericsson Swedish Pension Trust, affecting cash flow negatively, as described under “Financial position” on the next page. Working capital efficiency has improved as a result of a strong focus on cash flow. Accounts receivables days of sales outstanding improved to 69 (75) days and working capital days improved to 65 (75) days. The increased business momentum has led to an increasing demand for customer financing solutions. Most of such financing has been successfully transferred to banks and the amount of customer finance credits on the balance sheet remains low. Provisions of SEK 4.0 (7.6) b. were utilized, of which SEK 0.8 (1.8) b. related to restructuring charges.

Free cash flow

The improved profitability, in combination with continued focus on cash flow, resulted in free cash flow before M&A of SEK 22.3 (7.6) b.

Cash flow from investing activities

Reported cash flow from investing activities was SEK -15.2 (-3.5) b. M&A was SEK -9.6 (-1.5) b. of which SEK -9.5 b. was related to the acquisition of Cradlepoint. Investments in interest-bearing securities amounted to SEK -1.3 (4.2) b. Investments in property, plant and equipment were SEK -4.5 (-5.1) b., including investments in the US production plant. In addition, product development decreased to SEK -0.8 (-1.5) b. due to reduced capitalization of development expenses.

Cash flow from financing activities

Reported cash flow from financing activities was SEK -12.5 (-6.9) b. Dividends were SEK -6.0 (-4.5) b. of which SEK -5.0 b. was related to dividends to shareholders and SEK -1.0 b. to dividends to minority shareholders in Ericsson’s subsidiaries. Borrowings declined mainly due to repayment of a bilateral loan with the European Investment Bank (EIB). The impact of lease liabilities was SEK -2.4 (-3.0) b.

12 Ericsson | Fourth quarter and full-year report 2020	Cash flow

Financial position

SEK b.	Dec 31 2020	Dec 31 2019	Sep 30 2020
Gross cash	72.0	72.2	78.2

- Borrowings, current	7.9	9.4	14.6
- Borrowings, non-current	22.2	28.3	22.1

Net cash	41.9	34.5	41.5

Equity	85.2	81.9	82.5
Total assets	271.5	276.4	277.2
Capital turnover (times)	1.4	1.4	1.3
Return on capital employed (%)	17.0%	6.7%	13.5%

Fourth quarter comments

•	Solid net cash position of SEK 41.9 (34.5) b.

•	The average maturity of long-term borrowings as of December 31, 2020, was 2.7 years.

•	Standard & Poor’s upgraded Ericsson’s rating to BBB- (“investment grade”) with stable outlook.

Gross cash decreased by SEK -6.2 b. QoQ. The strong free cash flow was more than offset by the acquisition of Cradlepoint of SEK -9.5 b., repayment of the bilateral loan with the European Investment Bank (EIB) of SEK -5.8 b., payment of dividends of SEK -3.5 b. and the negative impact from currency on cash.

Ericsson also refinanced a loan of USD 170 million with the Swedish Export Credit Corporation (SEK) with a new bond loan of USD 200 million, resulting in a net increase in funding of USD 30 million. The new facility is set to mature in December 2030.

Net cash increased by SEK 0.4 b. QoQ to SEK 41.9 b. Net cash does not include lease liabilities.

Liabilities for post-employment benefits increased, to SEK 37.4 b. from SEK 36.5 b. in the quarter due to lower interest rates.

On November 18, 2020, Standard & Poor’s upgraded Ericsson’s rating to BBB- (“investment grade”) with stable outlook.

Full-year comments

Gross cash was SEK 72.0 (72.2) b. while net cash increased to SEK 41.9 (34.5) b. as a result of the strong free cash flow despite cash payments for Cradlepoint of SEK -9.5 b. and repayment of the bilateral loan with the European Investment Bank (EIB) of SEK -5.8 b.

Liabilities for post-employment benefits increased to SEK 37.4 (35.8) b., due to lower interest rates despite a capital injection of SEK -3.0 b. into the Swedish Pension Trust. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 11.8 b. lower (SEK 25.6 b.) as of December 31, 2020.

During 2020 there was a funding need for approximately SEK 4 b. for the Swedish pension plan of which SEK 3 b. was covered by payments in Q2 and Q3 into the Swedish Pension Trust and SEK 1 b. by providing a pledged business mortgage to PRI Pensionsgaranti. Details regarding Ericsson’s pension plans can be found in note G1 “Post-employment benefits” of the Annual Report.

The average maturity of long-term borrowings was 2.7 years as of December 31, 2020, unchanged from 12 months earlier.

Ericsson has an unutilized revolving credit facility of USD 2.0 b.

Ericsson has an undrawn credit facility agreement of EUR 250 million with the European Investment Bank (EIB).

Ericsson refinanced a loan of USD 170 million with the Swedish Export Credit Corporation (SEK) with a new bond loan of USD 200 million, resulting in a net increase in funding of USD 30 million. The new facility is set to mature in December 2030.

In June 2020, Moody’s upgraded Ericsson’s rating to Ba1 with stable outlook and in November Standard & Poor’s upgraded Ericsson’s rating to BBB- (“investment grade”) with stable outlook. Both Standard & Poor’s and Fitch have a long-term BBB- (“investment grade”) rating on Ericsson with stable outlook.

The capital turnover remained at 1.4 (1.4) times, while Return on Capital Employed (ROCE) improved to 17.0% (6.7%) driven by improved operating income.

13 Ericsson | Fourth quarter and full-year report 2020	Financial position

Parent Company

Income after financial items Jan-Dec 2020, was SEK 8.3 (-3.1) b.

At the end of the year, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities, non-current) amounted to SEK 57.0 (56.5) b.

There was an increase in intercompany lending of SEK 0.7 b. and in intercompany borrowing of SEK 2.2 b. in the fourth quarter.

The holding of treasury stock on December 31, 2020 was 6,043,960 Class B shares.

14 Ericsson | Fourth quarter and full-year report 2020	Parent Company

Dividend, AGM and Annual Report

Dividend proposal

The Board of Directors proposes to the Annual General Meeting a dividend to the shareholders of SEK 2.00 (1.50) per share for the financial year 2020, representing a total dividend of approximately SEK 6.7 (5.0) b. The dividend is proposed to be paid in two installments, SEK 1.00 per share with the record date April 1, 2021, and SEK 1.00 per share with the record date October 1, 2021. The proposed payment periods aim to facilitate a more efficient cash management. The dividend reflects this year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.

Ericsson Annual General Meeting

The Annual General Meeting of shareholders will be held on March 30, 2021. Additional information about the Annual General Meeting of shareholders will be made available on Ericsson’s website.

Annual Report

The annual report will be made public and available on the Ericsson website www.ericsson.com in the first week of March. .

15 Ericsson | Fourth quarter and full-year report 2020	Dividend, AGM and Annual Report

Other information

Ericsson Capital Markets Day 2020

On November 9, 2020, Ericsson announced that the Company would hold its Capital Markets Day on November 10, outlining revised strategic growth ambitions and new long-term financial targets.

Executives from across the business joined President and CEO, Börje Ekholm, to share insights from Ericsson’s three-year focused turnaround, and articulated ambitions to strengthen the Group, with a particular emphasis on long-term growth in the enterprise market.

Since the launch of the focused business strategy in 2017, the Company has restored profitability, delivered organic growth and is on track towards its 2020 financial targets. With global technology leadership and growing market share in 5G, the company is now turning to the next phase of its journey—growing the business through incremental core business growth and acceleration of enterprise focus.

Ericsson update: IPR license renewals and risk of financial impact

On December 11, 2020, Ericsson announced that the Company filed a lawsuit in the U.S. District Court for the Eastern District of Texas, against Samsung, for violating contractual commitments to negotiate in good faith and to license patents on Fair, Reasonable and Non-Discriminatory (FRAND) terms and conditions.

The case addresses breaches of FRAND obligations by Samsung and seeks to obtain a ruling by the court that Ericsson has complied with its own commitments.

The FRAND system is a fundamental building block of a rich ecosystem that has allowed global cellular connectivity to scale to more than 8 billion interoperable connections. It allows access to intellectual property, developed by contributors like Ericsson, under global mobile standards, on FRAND terms and conditions. It also rewards those contributors for their significant up-front investment in R&D in each mobile generation.

Several license renewal negotiations may delay the payment of IP royalties if they extend beyond the expiry of existing licenses into an unlicensed period (noted in Q2 and Q3 2020 reports). Once renewed, unpaid royalties are expected to be recovered and recognized as revenue at the time of renewal.

Current geopolitical conditions are impacting handset sales volumes as is the shift from 4G to 5G handsets. This, in combination with delayed royalty payments from unlicensed periods and potential costs of litigation, may impact Ericsson’s operating income by SEK 1—1.5 b. a quarter beginning in the first quarter 2021. The actual financial impact will depend on the timing and terms and conditions of new agreements.

The value of Ericsson’s IP portfolio extends to more than 54,000 granted patents and is strengthened by annual investment in R&D of approx. SEK 40 b. With a leading global position in 5G, the company is confident of growing its IPR revenues long term, thereby further maximizing the value of the overall patent portfolio..

Litigation with Samsung (partly a post-closing event)

Ericsson and Samsung were not able to renew the now expired patent license agreement between the parties in a timely manner.

On December 11, 2020, Ericsson filed a lawsuit in the U.S. District Court for the Eastern District of Texas, against Samsung, for violating contractual commitments to negotiate in good faith and to license patents on Fair, Reasonable and Non-Discriminatory (FRAND) terms and conditions. In addition, Ericsson also sought to obtain a ruling by the court that it had complied with its own FRAND commitments. The lawsuit was later amended to include claims of patent infringement against Samsung.

On December 17, 2020, Samsung informed Ericsson that it had filed suit in Wuhan, China, on December 7, 2020, seeking rate setting for Ericsson’s 4G & 5G standard essential patents.

On January 1, 2021 Ericsson filed a patent infringement case in the U.S. District Court for the Eastern District of Texas against Samsung.

On January 4, 2021, Ericsson filed a complaint at the US International Trade Commission (ITC) as well as in Dusseldorf, Mannheim, and Munich Regional Courts in Germany, the District Court of the Hague in The Netherlands, and the Enterprise Court of Brussels in Belgium asserting infringement of patents by Samsung.

On January 7, 2021, Samsung asserted patent infringement claims against Ericsson in a complaint at the US ITC as well as in counterclaims in the U.S. District Court for the Eastern District of Texas.

On January 15, 2021, Ericsson filed an additional US ITC Action and a case in the U.S. District Court for the Eastern District of Texas against Samsung for patent infringement.

In the context of the various court proceedings, the parties are involved in filing and contesting various pre-trial motions and related court awards, including as to venue. The filing of multiple lawsuits, complaints and other proceedings, when parties take legal action over a patent license agreement renewal, is standard and consequently additional lawsuits, complaints and other proceedings, may follow.

Covid-19 update

The health and safety of employees, customers, partners and other stakeholders are Ericsson’s top priority. Event restrictions and restrictions for non-critical business travel are in place, and employees are asked to work from home at least until the end of Q1, 2021. In addition, it is mandatory to use face masks in all offices and locations.

Employees working from home are offered the possibility to buy office furniture for their home office environment, funded by the Company. In preparation for returning to the office, a Workplace of the Future program has been initiated to develop guidelines for a workplace with more flexibility to work remotely and more opportunities to connect and collaborate in the office. Work life aspects such as culture, ways of working, well-being, digital tools and impact for leaders are also included in the program scope.

The Company decided early on not to apply for any pandemic-related government support. The Company continues to operate efficiently and profitably and believe that tax-payers’ money is better used by targeting the health and economic effects of Covid-19. The proactive approach to business continuity management in full alignment with customers at the beginning of the pandemic continues to pay off. Quality in Ericsson’s operations and customers´ networks are maintained. The dual mode production strategy and regionalized supply chains make it possible to keep the supply chain operational.

16 Ericsson | Fourth quarter and full-year report 2020	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety.

Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives.

Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2019. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following:

Pandemics, such as the one caused by the novel coronavirus, Covid-19, could severely impact our local and global operations

Pandemics, such as for example the one caused by the novel Coronavirus, could severely impact our local and global operations related to e.g. service delivery, research & development, sales and supply, as well as our customers and suppliers, with significant financial and other consequences. As an example, the Covid-19 pandemic has caused challenges and risks relating to travel and lockdowns limiting access to sites, transportation and logistics and impacting the flow of goods. Although we further strengthen business continuity measures to be able to continue to support our customers’ needs and mitigate any impact on our business, disruptions to the global economy and to the operations and business of our customers, suppliers, and partners could cause disturbances in our operations and may have material adverse effects on our business and financial position.

Investigation into Ericsson’s licensing practice in China

In April 2019, Ericsson was informed by China’s State Administration for Market Regulation (SAMR) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessments and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies, which may have material adverse effects on our business, financial condition and results of operations.

Our ability to benefit from intellectual property rights (IPR), may be limited by the loss of patent licenses to or from third parties

Patent licensing agreements are generally multi-year and term based and the process for renewal of these licenses normally requires negotiations, particularly in conjunction with technology shifts and the introduction of new standards, such as 5G. Such renewals and negotiations may take time to resolve, sometimes involve litigation and may have material adverse impact on our business and financial position, including on the timing for and level of revenues from the IPR licensing contract portfolio.

Ongoing geopolitical and trade uncertainty from a range of factors may have a material adverse impact on our business, operations, business prospects and consequently on operating results, financial conditions and our ability to meet our targets

In addition to what is set forth in the Annual Report 2019 Risk Factor section, items 1.2 and 3.2, these uncertainties include the effects from ongoing trade disputes – notably between the US and China, and the uncertainty on how the change in US administration may impact that trade dispute. There are uncertainties for the future bilateral trading relationship between China and several countries as a result of restrictions towards Chinese vendors in national 5G networks. Restrictions have been adopted in several countries such as Australia, Canada, France, Japan, UK, and the US. In Sweden, the Post and Telecommunication Authority (PTS) has taken a decision to exclude Chinese vendors’ products from the 5G auction. Of special relevance for Ericsson in this context is the trade relationship between Sweden and China, since Ericsson, even though it is a global company with a presence on all global markets, has its headquarters in Sweden and therefore risks collateral damages from a weakened Swedish-Chinese relationship as a result of this decision. There is a risk that the above lead to measures taken by China that are targeted at the economic interests of Sweden and Swedish industry, including those of Ericsson.

In China a new export control law applies from December 1, 2020 with additional controls for a list of products and a Chinese legislation with an unreliable entity list can target companies deemed to be causing harm to Chinese interests. In January 2021 China also issued regulations setting up a mechanism to review foreign investments for national security implications that would allow authorities to reject or limit foreign investments in China. These measures might impact the ability to operate in China or to use China in global value chains.

The geopolitical situation can have consequences on the entire industry, with an increased likelihood of further industry split, separation of global value chains and separation of global standards for mobile telecommunications. This overall development has also led to several countries evaluating how to ensure uninterrupted access to telecommunication network infrastructure, for example through promoting disaggregation of the Radio Access Network and support of national communication network infrastructure champions as alternative to the established global vendors such as Ericsson although the timing and extent of this remains unclear.

All of the above may have a material and potentially lasting adverse impact on our business, including sales, market share, market access and supply chain and R&D activities, our financial condition and results of operations.

Stockholm, January 29, 2021

Telefonaktiebolaget LM Ericsson (publ)

The Board of Directors

Corporate Reg. No. 556016-0680

Date for next report: April 21, 2021

17 Ericsson | Fourth quarter and full-year report 2020	Risk factors

Editor’s note

Press briefing and live webcast

Ericsson invites media, investors and analysts to a conference call on January 29, 2021 starting at 9:00 am CET.

Live audio webcast of the conference call as well as supporting slides will be available at:

www.ericsson.com/investors and

www.ericsson.com/press

Replay of the conference call will be available approximately one hour after the call has ended and will remain available for seven days.

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 72 583 88 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer Phone: +46 73 095 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Media

Peter Olofsson, Head of Corporate Communication

Phone: +46 70 267 34 45

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

18 Ericsson | Fourth quarter and full-year report 2020	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, the following:

•	Our goals, targets, strategies, planning assumptions and operational or financial performance expectations, such as the investor day key messages and our targets and strategies as described in the introductory bullets, the CEO comments, the Segment descriptions and in Other information

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2019.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation

19 Ericsson | Fourth quarter and full-year report 2020	Forward-looking statements

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (year-end report) of Telefonaktiebolaget LM Ericsson (publ.) as of December 31, 2020, and the twelve months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the year-end report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this year-end report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the year-end report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, January 29, 2021

Deloitte AB

Thomas Strömberg

Authorized Public Accountant

20 Ericsson | Fourth quarter and full-year report 2020	Auditors’ Review Report

Financial statements

and other information

21 Ericsson | Fourth quarter and full-year report 2020	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

	Q4			Jan-Dec
SEK million	2020	2019	Change	2020	2019	Change
Net sales	69,590	66,373	5%	232,390	227,216	2%
Cost of sales	-41,333	-41,939	-1%	-138,666	-142,392	-3%

Gross income	28,257	24,434	16%	93,724	84,824	10%

Research and development expenses	-10,433	-10,633	-2%	-39,714	-38,815	2%
Selling and administrative expenses	-7,402	-8,222	-10%	-26,684	-26,137	2%
Impairment losses on trade receivables	264	-173	-253%	118	737	-84%

Operating expenses	-17,571	-19,028	-8%	-66,280	-64,215	3%

Other operating income and expenses	381	756	-50%	662	-9,710	-107%
Share in earnings of JV and associated companies	-59	-37	59%	-298	-335	-11%

Operating income (loss)	11,008	6,125	80%	27,808	10,564	163%

Financial income and expenses, net	-95	-71	34%	-596	-1,802	-67%

Income after financial items	10,913	6,054	80%	27,212	8,762	211%

Income tax	-3,721	-1,570	137%	-9,589	-6,922	39%

Net income	7,192	4,484	60%	17,623	1,840	858%

Net income (loss) attributable to:
Owners of the Parent Company	7,522	4,430		17,483	2,223
Non-controlling interests	-330	54		140	-383
Other information
Average number of shares, basic (million)	3,328	3,313		3,323	3,306
Earnings (loss) per share, basic (SEK) ¹)	2.26	1.34		5.26	0.67
Earnings (loss) per share, diluted (SEK) ²)	2.26	1.33		5.26	0.67

1)	Based on net income (loss) attributable to owners of the Parent Company.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

Condensed statement of comprehensive income (loss)

	Q4		Jan-Dec
SEK million	2020	2019	2020	2019
Net income (loss)	7,192	4,484	17,623	1,840

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	-716	1,984	-4,618	-6,182
Revaluation of borrowings due to change in credit risk	-325	-197	99	-651
Tax on items that will not be reclassified to profit or loss	173	-523	880	1,363
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	160	290	136	-290
Reclassification adjustments on gains/losses included in profit or loss	70	—	281	—
Changes in cumulative translation adjustments	-2,888	-1,708	-5,254	1,979
Share of other comprehensive income (loss) on JV and associated companies	-55	17	-81	131
Tax on items that have been or may be reclassified to profit or loss	-47	-59	-86	60

Total other comprehensive income (loss), net of tax	-3,628	-196	-8,643	-3,590

Total comprehensive income (loss)	3,564	4,288	8,980	-1,750

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	3,823	4,253	8,786	-1,403
Non-controlling interests	-259	35	194	-347

22 Ericsson | Fourth quarter and full-year report 2020	Financial statements

Condensed consolidated balance sheet

	Dec 31	Sep 30	Dec 31
SEK million	2020	2020	2019
Assets
Non-current assets
Intangible assets
Capitalized development expenses	3,857	3,978	4,040
Goodwill	34,945	30,314	31,200
Intellectual property rights, brands and other intangible assets	4,805	2,091	2,491
Property, plant and equipment	13,383	13,882	13,850
Right-of-use assets	7,980	8,243	8,487
Financial assets
Equity in JV and associated companies	1,274	1,317	1,565
Other investments in shares and participations	1,519	1,420	1,432
Customer finance, non-current	1,221	1,269	2,262
Interest-bearing securities, non-current	21,613	23,898	20,354
Other financial assets, non-current	4,842	5,312	5,614
Deferred tax assets	26,296	29,726	31,174

	121,735	121,450	122,469

Current assets
Inventories	28,097	32,804	30,863
Contract assets	11,273	11,468	12,171
Trade receivables	42,063	38,180	43,069
Customer finance, current	1,916	1,878	1,494
Other current receivables	16,014	17,081	14,479
Interest-bearing securities, current	6,820	5,552	6,759
Cash and cash equivalents	43,612	48,774	45,079

	149,795	155,737	153,914

Total assets	271,530	277,187	276,383

Equity and liabilities
Equity
Stockholders’ equity	86,674	82,830	82,559
Non-controlling interest in equity of subsidiaries	-1,497	-345	-681

	85,177	82,485	81,878

Non-current liabilities
Post-employment benefits	37,353	36,515	35,817
Provisions, non-current	2,886	2,378	2,679
Deferred tax liabilities	1,089	1,102	1,224
Borrowings, non-current	22,218	22,132	28,257
Lease liabilities, non-current	7,104	7,426	7,595
Other non-current liabilities	1,383	1,759	2,114

	72,033	71,312	77,686

Current liabilities
Provisions, current	7,580	8,544	8,244
Borrowings, current	7,942	14,587	9,439
Lease liabilities, current	2,196	2,257	2,287
Contract liabilities	26,440	29,393	29,041
Trade payables	31,988	30,704	30,403
Other current liabilities	38,174	37,905	37,405

	114,320	123,390	116,819

Total equity and liabilities	271,530	277,187	276,383

23 Ericsson | Fourth quarter and full-year report 2020	Financial statements

Condensed consolidated statement of cash flows

	Q4		Jan-Dec
SEK million	2020	2019	2020	2019
Operating activities
Net income	7,192	4,484	17,623	1,840
Adjustments for
Taxes	2,946	949	6,123	1,652
Earnings/ dividends in JV and associated companies	115	33	374	406
Depreciation, amortization and impairment losses	2,293	2,290	8,674	9,089
Other	-9	197	-256	1,079

	12,537	7,953	32,538	14,066

Changes in operating net assets
Inventories	3,753	5,200	384	261
Customer finance, current and non-current	-119	-66	370	-858
Trade receivables and contract assets	-7,231	-3,216	-3,185	10,995
Trade payables	2,999	688	4,303	-372
Provisions and post-employment benefits	199	-10,509	-2,669	-3,729
Contract liabilities	-2,046	-4,413	-560	-1,579
Other operating assets and liabilities, net	3,811	4,859	-2,248	-1,911

	1,366	-7,457	-3,605	2,807

Cash flow from operating activities	13,903	496	28,933	16,873

Investing activities
Investments in property, plant and equipment	-1,090	-1,475	-4,493	-5,118
Sales of property, plant and equipment	104	206	254	744
Acquisitions/divestments of subsidiaries and other operations, net¹)	-9,256	-1,341	-9,598	-1,505
Product development	-177	-329	-817	-1,545
Other investing activities	668	-74	801	-331
Interest-bearing securities	1,189	-1,759	-1,348	4,214

Cash flow from investing activities	-8,562	-4,772	-15,201	-3,541

Financing activities
Dividends paid	-3,456	-15	-5,996	-4,450
Repayment of lease liabilities²)	-636	-711	-2,417	-2,990
Other financing activities	-4,387	834	-4,079	540

Cash flow from financing activities	-8,479	108	-12,492	-6,900

Effect of exchange rate changes on cash	-2,024	-1,936	-2,707	258

Net change in cash and cash equivalents	-5,162	-6,104	-1,467	6,690

Cash and cash equivalents, beginning of period	48,774	51,183	45,079	38,389

Cash and cash equivalents, end of period	43,612	45,079	43,612	45,079

1)	Includes acquisition of Cradlepoint of SEK -9.5 b.
2)	Includes a repayment of a bilateral loan with the European Investment Bank (EIB) of SEK -5.8 b.

24 Ericsson | Fourth quarter and full-year report 2020	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Dec
SEK million	2020	2019
Opening balance	81,878	87,770
Adjustment due to new accounting standards 1)	—	-249

Adjusted opening balance	81,878	87,521

Total comprehensive income (loss)	8,982	-1,750
Sale/repurchase of own shares	163	197
Long-term variable compensation plans	150	377
Dividends to shareholders	-5,996	-4,450
Transactions with non-controlling interests	—	-17

Closing balance	85,177	81,878

1)	Opening balance adjustment in 2019 due to IFRS 16.

Condensed consolidated income statement – isolated quarters

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	69,590	57,472	55,578	49,750	66,373	57,127	54,810	48,906
Cost of sales	-41,333	-32,710	-34,661	-29,962	-41,939	-35,587	-34,739	-30,127

Gross income	28,257	24,762	20,917	19,788	24,434	21,540	20,071	18,779

Research and development expenses	-10,433	-10,101	-10,035	-9,145	-10,633	-9,497	-9,518	-9,167
Selling and administrative expenses	-7,402	-5,992	-7,052	-6,238	-8,222	-4,920	-6,964	-6,031
Impairment losses on trade receivables	264	-28	42	-160	-173	200	151	559

Operating expenses	-17,571	-16,121	-17,045	-15,543	-19,028	-14,217	-16,331	-14,639

Other operating income and expenses 1)	381	61	131	89	756	-11,305	66	773
Share in earnings of JV and associated companies	-59	-59	-152	-28	-37	-214	-67	-17

Operating income (loss)	11,008	8,643	3,851	4,306	6,125	-4,196	3,739	4,896

Financial income and expenses, net	-95	109	292	-902	-71	-685	-441	-605

Income after financial items	10,913	8,752	4,143	3,404	6,054	-4,881	3,298	4,291

Taxes	-3,721	-3,186	-1,558	-1,124	-1,570	-2,013	-1,451	-1,888

Net income (loss)	7,192	5,566	2,585	2,280	4,484	-6,894	1,847	2,403

Net income (loss) attributable to:
Owners of the Parent Company	7,522	5,353	2,452	2,156	4,430	-6,229	1,705	2,317
Non-controlling interests	-330	213	133	124	54	-665	142	86
Other information
Average number of shares, basic (million)	3,328	3,326	3,322	3,317	3,313	3,308	3,304	3,300
Earnings (loss) per share, basic (SEK) 2)	2.26	1.61	0.74	0.65	1.34	-1.89	0.52	0.70
Earnings (loss) per share, diluted (SEK) 3)	2.26	1.61	0.74	0.65	1.33	-1.89	0.51	0.70

1)	Includes cost provisions related to the resolution of the SEC and DOJ investigations of SEK -11.5 b. in Q3 2019 and a partial release of the same provision of SEK 0.7 b. in Q4 2019.
2)	Based on net income (loss) attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

25 Ericsson | Fourth quarter and full-year report 2020	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	7,192	5,566	2,585	2,280	4,484	-6,894	1,847	2,403
Adjustments for
Taxes	2,946	2,465	1,132	-420	949	-411	310	804
Earnings/ dividends in JV and associated companies	115	74	155	30	33	278	71	24
Depreciation, amortization and impairment losses	2,293	2,105	2,156	2,120	2,290	2,199	2,274	2,326
Other	-9	-541	-440	734	197	508	450	-76

	12,537	9,669	5,588	4,744	7,953	-4,320	4,952	5,481

Changes in operating net assets
Inventories	3,753	-1,578	-1,253	-538	5,200	1,077	-3,065	-2,951
Customer finance, current and non-current	-119	-635	307	817	-66	-265	384	-911
Trade receivables and contract assets	-7,231	-1,513	0	5,559	-3,216	6,528	3,338	4,345
Trade payables	2,999	-624	4,104	-2,176	688	-2,913	1,833	20
Provisions and post-employment benefits	199	-1,897	-1,189	218	-10,509	10,719	-480	-3,459
Contract liabilities	-2,046	-1,501	-1,000	3,987	-4,413	-3,988	-1,641	8,463
Other operating assets and liabilities, net	3,811	3,358	-1,108	-8,309	4,859	151	-1,698	-5,223

	1,366	-4,390	-139	-442	-7,457	11,309	-1,329	284

Cash flow from operating activities	13,903	5,279	5,449	4,302	496	6,989	3,623	5,765

Investing activities
Investments in property, plant and equipment	-1,090	-963	-1,327	-1,113	-1,475	-1,231	-1,098	-1,314
Sales of property, plant and equipment	104	55	69	26	206	122	184	232
Acquisitions/divestments of subs. and other operations, net 1)	-9,256	-89	-45	-208	-1,341	-466	3	299
Product development	-177	-167	-211	-262	-329	-313	-446	-457
Other investing activities	668	301	-126	-42	-74	-56	-36	-165
Interest-bearing securities	1,189	-246	1,141	-3,432	-1,759	-1,114	2,414	4,673

Cash flow from investing activities	-8,562	-1,109	-499	-5,031	-4,772	-3,058	1,021	3,268

Financing activities
Dividends paid	-3,456	-42	-2,489	-9	-15	-141	-3,308	-986
Repayment of lease liabilities	-636	-567	-618	-596	-711	-1,052	-623	-604
Other financing activities2)	-4,387	-277	-1,451	2,036	834	1,396	-680	-1,010

Cash flow from financing activities	-8,479	-886	-4,558	1,431	108	203	-4,611	-2,600

Effect of exchange rate changes on cash	-2,024	-165	-3,084	2,566	-1,936	1,550	13	631

Net change in cash and cash equivalents	-5,162	3,119	-2,692	3,268	-6,104	5,684	46	7,064

Cash and cash equivalents, beginning of period	48,774	45,655	48,347	45,079	51,183	45,499	45,453	38,389

Cash and cash equivalents, end of period	43,612	48,774	45,655	48,347	45,079	51,183	45,499	45,453

1)	Includes acquisition of Cradlepoint of SEK -9.5 b.
2)	Includes a repayment of a bilateral loan with the European Investment Bank (EIB) of SEK -5.8 b.

26 Ericsson | Fourth quarter and full-year report 2020	Financial statements

Condensed Parent Company income statement

	Q4		Jan-Dec
SEK million	2020	2019	2020	2019
Net sales	—	—	—	—
Cost of sales	—	—	—	—
Gross income	—	—	—	—
Operating expenses	-383	-499	-1,378	-1,531
Other operating income and expenses 1)	1,038	1,808	2,866	-8,148

Operating income	655	1,309	1,488	-9,679

Financial net	3,946	4,984	6,845	6,610

Income after financial items	4,601	6,293	8,333	-3,069

Transfers to (-)/from untaxed reserves	-1,540	-1,961	-1,540	-1,961
Taxes	103	352	-408	87

Net income (loss)	3,164	4,684	6,385	-4,943

1)	Includes costs of SEK -10.7 billion in 2019 related to the resolution of the SEC and DOJ investigations.

Condensed Parent Company statement of comprehensive income (loss)

	Q4		Jan-Dec
SEK million	2020	2019	2020	2019
Net income (loss)	3,164	4,684	6,385	-4,943
Revaluation of borrowings due to change in credit risk	-325	-197	99	-651
Tax on items that will not be reclassified to profit or loss	67	41	-20	134

Total other comprehensive income, net of tax	-258	-156	79	-517

Total comprehensive income (loss)	2,906	4,528	6,464	-5,460

27 Ericsson | Fourth quarter and full-year report 2020	Financial highlights

Condensed Parent Company balance sheet

	Dec31	Dec31
SEK million	2020	2019
Assets
Fixed assets
Intangible assets	26	58
Tangible assets	460	303
Financial assets ¹)	104,989	106,156

	105,475	106,517

Current assets
Receivables	30,230	23,166
Short-term investments	6,621	6,328
Cash and cash equivalents	28,775	29,800

	65,626	59,294

Total assets	171,101	165,811

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,164	48,164
Non-restricted equity	33,915	32,222

	82,079	80,386

Provisions	343	668
Non-current liabilities	22,111	28,341
Current liabilities	66,568	56,416

Total stockholders’ equity, provisions and liabilities	171,101	165,811

¹) Of which interest-bearing securities, non-current	21,597	20,354

28 Ericsson | Fourth quarter and full-year report 2020	Financial highlights

Accounting policies and Explanatory notes (unaudited)

Accounting policies

The group

This condensed consolidated interim financial report for the quarterly reporting period ended December 31, 2020, has been prepared in accordance with Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2019 and should be read in conjunction with that annual report. There are no amendments of IFRS during 2020 that are estimated to have a material impact on the result and financial position of the Company.

Explanatory notes

Covid-19 impacts on the Financial statements

As noted in the previous interim reports, the Covid-19 pandemic has impacted certain lines within our financial statements. Fiscal stimulus provided by governments worldwide has reduced government bond yields and resulted in the significant movement in the capital and equity markets in Q1. These trends have largely reversed as the economic conditions improved in subsequent quarters. This meant that movements in certain line items reported in Q1 have largely been offset or reversed in subsequent quarters to Q4. Figures below are year to date.

In Sweden, government bond yields decreased significantly in Q1, resulting in a significant increase in the net pensions liability. The market conditions have since stabilized, although government bond yields are still lower than that at the end of 2019. The higher pensions liability was offset by cash contributions into the Swedish pension trust of SEK 3.0 b and improved trust asset performance in subsequent quarters, resulting in an increase in group pension liability of SEK 1.5 b at Q4.

Borrowings issued by the Parent Company are held at fair value with changes in value due to changes in credit risk recognized in Other comprehensive income (OCI). The widening of credit spreads for corporate bonds in Q1 resulted in a positive impact in equity. Credit spreads on corporate bonds have decreased substantially in subsequent quarters, resulting in a positive impact of SEK 0.1 b. recognized in the OCI at Q4.

Foreign exchanges rates continued to fluctuate significantly during the period. Since the peak in Q1, USD has weakened against SEK in subsequent quarters. This resulted in a net gain on the hedge loan balances used to manage FX execution risk of SEK 1.0 b. recognized within Financial income and expenses in the Consolidated income statement at Q4.

A stronger SEK in subsequent quarters, especially against USD, resulted in significant negative currency translation adjustment of SEK -5.4 b. on consolidation, recognized in the OCI at Q4.

The Company currently expect no material changes to expected future cash flows which could impact recoverability of assets such as deferred tax assets and intangible assets. Risk assessment on the business plans is carried out on a regular basis and an impairment review will be performed if conditions suggest that such assets may be impaired.

The Company also assessed the wider economic impact in the foreseeable future on the expected credit losses model for trade receivables. The Company concluded that the impact is not material but will continue to perform such analysis on a regular basis.

29 Ericsson | Fourth quarter and full-year report 2020	Accounting policies and Explanatory notes

Net sales by segment by quarter

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	49,366	41,659	39,827	35,126	44,448	39,261	37,819	33,481
Of which Products	37,523	30,992	28,966	24,748	31,159	27,500	26,698	23,765
Of which Services	11,843	10,667	10,861	10,378	13,289	11,761	11,121	9,716
Digital Services	12,671	8,733	8,575	7,345	13,168	9,881	8,991	7,817
Of which Products	7,430	4,621	4,598	3,798	7,338	5,594	4,611	3,937
Of which Services	5,241	4,112	3,977	3,547	5,830	4,287	4,380	3,880
Managed Services	5,815	5,498	5,573	5,714	7,027	6,359	6,323	5,856
Emerging Business and Other	1,738	1,582	1,603	1,565	1,730	1,626	1,677	1,752

Total	69,590	57,472	55,578	49,750	66,373	57,127	54,810	48,906

	2020				2019
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19%	5%	13%	-21%	13%	4%	13%	-20%
Of which Products	21%	7%	17%	-21%	13%	3%	12%	-20%
Of which Services	11%	-2%	5%	-22%	13%	6%	14%	-18%
Digital Services	45%	2%	17%	-44%	33%	10%	15%	-40%
Of which Products	61%	1%	21%	-48%	31%	21%	17%	-47%
Of which Services	27%	3%	12%	-39%	36%	-2%	13%	-30%
Managed Services	6%	-1%	-2%	-19%	11%	1%	8%	-15%
Emerging Business and Other	10%	-1%	2%	-10%	6%	-3%	-4%	-23%

Total	21%	3%	12%	-25%	16%	4%	12%	-23%

	2020				2019
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	11%	6%	5%	5%	7%	9%	17%	17%
Of which Products	20%	13%	8%	4%	5%	9%	20%	22%
Of which Services	-11%	-9%	-2%	7%	12%	11%	10%	6%
Digital Services	-4%	-12%	-5%	-6%	1%	10%	2%	8%
Of which Products	1%	-17%	0%	-4%	-2%	22%	3%	0%
Of which Services	-10%	-4%	-9%	-9%	5%	-3%	0%	17%
Managed Services	-17%	-14%	-12%	-2%	2%	-2%	-3%	-1%
Emerging Business and Other	0%	-3%	-4%	-11%	-24%	-33%	-18%	6%

Total	5%	1%	1%	2%	4%	6%	10%	13%

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	165,978	116,612	74,953	35,126	155,009	110,561	71,300	33,481
Of which Products	122,229	84,706	53,714	24,748	109,122	77,963	50,463	23,765
Of which Services	43,749	31,906	21,239	10,378	45,887	32,598	20,837	9,716
Digital Services	37,324	24,653	15,920	7,345	39,857	26,689	16,808	7,817
Of which Products	20,447	13,017	8,396	3,798	21,480	14,142	8,548	3,937
Of which Services	16,877	11,636	7,524	3,547	18,377	12,547	8,260	3,880
Managed Services	22,600	16,785	11,287	5,714	25,565	18,538	12,179	5,856
Emerging Business and Other	6,488	4,750	3,168	1,565	6,785	5,055	3,429	1,752

Total	232,390	162,800	105,328	49,750	227,216	160,843	103,716	48,906

	2020				2019
Year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	7%	5%	5%	5%	12%	14%	17%	17%
Of which Products	12%	9%	6%	4%	13%	16%	21%	22%
Of which Services	-5%	-2%	2%	7%	10%	9%	9%	6%
Digital Services	-6%	-8%	-5%	-6%	5%	6%	4%	8%
Of which Products	-5%	-8%	-2%	-4%	5%	9%	2%	0%
Of which Services	-8%	-7%	-9%	-9%	4%	4%	8%	17%
Managed Services	-12%	-9%	-7%	-2%	-1%	-2%	-2%	-1%
Emerging Business and Other	-4%	-6%	-8%	-11%	-19%	-18%	-7%	6%

Total	2%	1%	2%	2%	8%	9%	11%	13%

30 Ericsson | Fourth quarter and full-year report 2020	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21,430	19,375	16,022	15,586	18,265	16,327	15,670	14,455
Digital Services	5,183	3,787	3,738	2,929	4,898	3,749	3,311	2,878
Managed Services	1,031	1,093	955	933	1,039	1,136	779	1,036
Emerging Business and Other	613	507	202	340	232	328	311	410

Total	28,257	24,762	20,917	19,788	24,434	21,540	20,071	18,779

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	72,413	50,983	31,608	15,586	64,717	46,452	30,125	14,455
Digital Services	15,637	10,454	6,667	2,929	14,836	9,938	6,189	2,878
Managed Services	4,012	2,981	1,888	933	3,990	2,951	1,815	1,036
Emerging Business and Other	1,662	1,049	542	340	1,281	1,049	721	410

Total	93,724	65,467	40,705	19,788	84,824	60,390	38,850	18,779

Operating income (loss) by segment by quarter

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	10,604	9,165	5,255	5,827	6,399	7,216	5,680	5,472
Digital Services	499	-591	-697	-1,417	-164	-660	-1,405	-1,798
Managed Services	401	491	263	408	292	562	203	1,252
Emerging Business and Other	-496	-422	-970	-512	-402	-11,314	-739	-30

Total	11,008	8,643	3,851	4,306	6,125	-4,196	3,739	4,896

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	30,851	20,247	11,082	5,827	24,767	18,368	11,152	5,472
Digital Services	-2,206	-2,705	-2,114	-1,417	-4,027	-3,863	-3,203	-1,798
Managed Services	1,563	1,162	671	408	2,309	2,017	1,455	1,252
Emerging Business and Other	-2,400	-1,904	-1,482	-512	-12,485	-12,083	-769	-30

Total	27,808	16,800	8,157	4,306	10,564	4,439	8,635	4,896

31 Ericsson | Fourth quarter and full-year report 2020	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	9,748	7,801	6,582	5,917	9,231	7,432	6,965	6,148
North East Asia	12,823	8,814	7,790	3,907	9,704	6,356	6,516	3,824
North America	19,101	18,356	18,407	17,911	17,368	18,985	17,699	16,171
Europe and Latin America 1) 2)	17,125	13,318	13,061	12,241	17,489	14,308	14,085	13,124
Middle East and Africa	6,518	5,520	5,431	5,829	8,426	6,046	5,641	5,412
Other 1) 2)	4,275	3,663	4,307	3,945	4,155	4,000	3,904	4,227

Total	69,590	57,472	55,578	49,750	66,373	57,127	54,810	48,906

1) Of which in Sweden	363	249	284	227	235	13	149	192
2) Of which in EU*	8,874	7,090	7,278	6,259	10,572	8,815	8,385	7,957

	2020				2019
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	25%	19%	11%	-36%	24%	7%	13%	-25%
North East Asia	45%	13%	99%	-60%	53%	-2%	70%	-54%
North America	4%	0%	3%	3%	-9%	7%	9%	-10%
Europe and Latin America 1) 2)	29%	2%	7%	-30%	22%	2%	7%	-27%
Middle East and Africa	18%	2%	-7%	-31%	39%	7%	4%	-21%
Other 1) 2)	17%	-15%	9%	-5%	4%	2%	-8%	-5%

Total	21%	3%	12%	-25%	16%	4%	12%	-23%

1) Of which in Sweden	46%	-12%	25%	-3%	1708%	-91%	-22%	-49%
2) Of which in EU*	25%	-3%	16%	-29%	20%	5%	5%	-23%

	2020				2019
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	6%	5%	-5%	-4%	12%	-7%	0%	-4%
North East Asia	32%	39%	20%	2%	16%	10%	37%	13%
North America	10%	-3%	4%	11%	-4%	27%	23%	43%
Europe and Latin America 1) 2)	-2%	-7%	-7%	-7%	-2%	-3%	1%	1%
Middle East and Africa	-23%	-9%	-4%	8%	23%	4%	-3%	-8%
Other 1) 2)	3%	-8%	10%	-7%	-6%	-13%	-1%	21%

Total	5%	1%	1%	2%	4%	6%	10%	13%

1) Of which in Sweden	54%	1815%	91%	18%	-37%	-97%	-75%	-79%
2) Of which in EU*	1%	-4%	5%	-4%	2%	4%	-3%	-7%

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	30,048	20,300	12,499	5,917	29,776	20,545	13,113	6,148
North East Asia	33,334	20,511	11,697	3,907	26,400	16,696	10,340	3,824
North America	73,775	54,674	36,318	17,911	70,223	52,855	33,870	16,171
Europe and Latin America 1) 2)	55,745	38,620	25,302	12,241	59,006	41,517	27,209	13,124
Middle East and Africa	23,298	16,780	11,260	5,829	25,525	17,099	11,053	5,412
Other 1) 2)	16,190	11,915	8,252	3,945	16,286	12,131	8,131	4,227

Total	232,390	162,800	105,328	49,750	227,216	160,843	103,716	48,906

1) Of which in Sweden	1,123	760	511	227	589	354	341	192
2) Of which in EU*	29,501	20,627	13,537	6,259	35,729	25,157	16,342	7,957

	2020				2019
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	1%	-1%	-5%	-4%	1%	-4%	-2%	-4%
North East Asia	26%	23%	13%	2%	18%	20%	27%	13%
North America	5%	3%	7%	11%	20%	30%	32%	43%
Europe and Latin America 1) 2)	-6%	-7%	-7%	-7%	-1%	0%	1%	1%
Middle East and Africa	-9%	-2%	2%	8%	5%	-2%	-5%	-8%
Other 1) 2)	-1%	-2%	1%	-7%	-1%	1%	9%	21%

Total	2%	1%	2%	2%	8%	9%	11%	13%

1) Of which in Sweden	91%	115%	50%	18%	-75%	-82%	-77%	-79%
2) Of which in EU*	0%	-1%	1%	-4%	-1%	-2%	-5%	-7%

*)	No sales to UK are included as from 2020.

32 Ericsson | Fourth quarter and full-year report 2020	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q4 2020					Jan-Dec 2020
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	7,227	1,394	1,119	8	9,748	21,464	4,329	4,219	36	30,048
North East Asia	10,526	1,957	292	48	12,823	27,120	5,124	831	259	33,334
North America	15,581	2,715	783	22	19,101	62,199	7,979	3,529	68	73,775
Europe and Latin America	10,183	4,209	2,632	101	17,125	33,257	11,954	10,168	367	55,745
Middle East and Africa	3,588	1,935	989	6	6,518	13,281	6,144	3,854	19	23,298
Other	2,261	461	0	1,553	4,275	8,657	1,794	-1	5,739	16,190

Total	49,366	12,671	5,815	1,738	69,590	165,978	37,324	22,600	6,488	232,390

Share of total	71%	18%	8%	3%	100%	71%	16%	10%	3%	100%

	Q4 2020
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	30%	28%	-3%	167%	25%
North East Asia	42%	73%	78%	-45%	45%
North America	0%	37%	5%	100%	4%
Europe and Latin America	26%	54%	8%	11%	29%
Middle East and Africa	15%	37%	—	100%	18%
Other	20%	18%	—	12%	17%

Total	19%	45%	6%	10%	21%

	Q4 2020					Jan-Dec 2020
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	6%	2%	7%	-53%	6%	-2%	7%	10%	-37%	1%
North East Asia	43%	1%	-13%	-45%	32%	33%	5%	-19%	46%	26%
North America	18%	-8%	-34%	38%	10%	11%	-17%	-24%	-29%	5%
Europe and Latin America	2%	3%	-21%	-7%	-2%	-2%	-5%	-16%	-9%	-6%
Middle East and Africa	-27%	-19%	-11%	-54%	-23%	-9%	-12%	-1%	-24%	-9%
Other	2%	3%	—	4%	3%	2%	3%	—	-5%	-1%

Total	11%	-4%	-17%	0%	5%	7%	-6%	-12%	-4%	2%

Top 5 countries in sales

	Q4		Jan-Dec
Country, percentage of net sales1)	2020	2019	2020	2019
United States	29%	27%	33%	32%
China	8%	8%	8%	7%
Japan	9%	6%	5%	4%
Australia	4%	4%	4%	3%
Saudi Arabia	3%	5%	3%	3%

1)	Based on the full year 2020.

33 Ericsson | Fourth quarter and full-year report 2020	Accounting policies and Explanatory notes

IPR licensing revenues by segment by quarter

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	2,105	1,773	2,282	2,019	2,014	1,972	1,845	2,066
Digital Services	463	389	501	443	443	433	404	454

Total	2,568	2,162	2,783	2,462	2,457	2,405	2,249	2,520

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	8,179	6,074	4,301	2,019	7,897	5,883	3,911	2,066
Digital Services	1,796	1,333	944	443	1,734	1,291	858	454

Total	9,975	7,407	5,245	2,462	9,631	7,174	4,769	2,520

Provisions

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	10,922	10,603	11,060	10,923	22,007	11,358	12,033	16,008
Additions1)	1,245	1,093	2,116	793	2,438	12,774	1,423	1,401
Utilization/Cash out1)	-761	-475	-2,066	-673	-12,529	-2,151	-2,084	-1,676
Of which restructuring	-332	-160	-137	-186	-143	-711	-378	-557
Reversal of excess amounts	-673	-172	-192	-124	-842	-128	-88	-125
Reclassification, translation difference and other	-267	-127	-315	141	-151	154	74	-3,575

Closing balance	10,466	10,922	10,603	11,060	10,923	22,007	11,358	12,033

Of which restructuring	1,200	1,659	1,594	1,202	1,095	1,099	1,743	2,059

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	10,923	10,923	10,923	10,923	16,008	16,008	16,008	16,008
Additions	5,247	4,002	2,909	793	7,172	15,598	2,824	1,401
Utilization/Cash out	-3,975	-3,214	-2,739	-673	-7,576	-5,911	-3,760	-1,676
Of which restructuring	-815	-483	-323	-186	-1,789	-1,646	-935	-557
Reversal of excess amounts	-1,161	-488	-316	-124	-1,183	-341	-213	-125
Reclassification, translation difference and other	-568	-301	-174	141	-3,498	-3,347	-3,501	-3,575

Closing balance	10,466	10,922	10,603	11,060	10,923	22,007	11,358	12,033

Of which restructuring	1,200	1,659	1,594	1,202	1,095	1,099	1,743	2,059

1)	Includes additions of cost provisions related to the resolution of the SEC and DOJ investigations of SEK -11.5 b. in Q3 2019. Includes payment of SEK 10.1 b. to SEC and DOJ in Q4 2019.

34 Ericsson | Fourth quarter and full-year report 2020	Accounting policies and Explanatory notes

Financial instruments

There have been no changes to the classification of financial instruments or fair value hierarchy categorization from that presented in the latest 2019 Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

	Dec 31	Sep 30	Dec 31
SEK million	2020	2020	2019
Financial assets at fair value through profit or loss	57,781	64,402	57,040
Financial assets at fair value through OCI	42,063	38,180	43,069
Financial assets at amortized costs	4,457	4,361	4,519

Total financial assets	104,301	106,943	104,628

Financial liabilities at fair value through profit or loss	27,453	35,645	36,895
Financial liabilities at amortized costs	34,927	32,397	32,199

Total financial liabilities	62,380	68,042	69,094

Financial assets at fair value through profit or loss (FVTPL) are mainly interest bearing securities and cash equivalents, measured under both Level 1 and Level 2 (SEK 51,616 million at Dec 2020, SEK 58,210 million at Sep 2020 and SEK 50,543 million at Dec 2019). Cash equivalents (SEK 23,557 million at Dec 2020, SEK 29,230 million at Sep 2020 and SEK 23,934 million at Dec 2019) are Level 2 instruments valued using inputs such as quoted fixing rates, interest rate swaps, IBOR rates and FX forward rates.

Other FVTPL assets measured under Level 3 hierarchy are customer finance receivables (SEK 3,137 million at Dec 2020, SEK 3,147 million at Sep 2020 and SEK 3,756 million at Dec 2019) and other financial investments (SEK 1,505 million at Dec 2020, SEK 2,557 million at Sep 2020 and SEK 2,600 million at Dec 2019). Movements of customer finance receivables are as follows: additions of SEK 24,765 million, disposals and repayments of SEK 25,069 million and revaluation loss of SEK 66 million.

Financial assets at fair value through OCI consist of trade receivables, measured at gross values less impairment allowance for expected credit losses which is deemed to be equal to their fair values.

Financial liabilities at FVTPL are mainly parent company borrowings (SEK 27,221 million at Dec 2020, SEK 35,024 million at Sep 2020 and SEK 35,899 million at Dec 2019). Some borrowings are valued at quoted market prices (Level 1), whereas the carrying value of other borrowings not traded on the credit market (Level 2) reflects the effect in own credit spreads derived from quoted Credit Default Swap for Investment Grade companies.

Financial assets and liabilities at amortized costs comprise of some cash equivalents, borrowings and trade payables that are deemed to be equal to fair values.

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	1,090	963	1,327	1,113	1,475	1,231	1,098	1,314
Capitalized development expenses	177	167	211	262	329	313	446	457
IPR, brands and other intangible assets	124	—	97	1	1	2	—	1

Total	1,391	1,130	1,635	1,376	1,805	1,546	1,544	1,772

Depreciation, amortization and impairment losses
Property, plant and equipment	1,186	916	1,003	1,009	1,100	1,048	919	880
Capitalized development expenses	230	230	272	174	256	330	449	520
Goodwill, IPR, brands and other intangible assets	276	365	258	321	269	229	226	314

Total	1,692	1,511	1,533	1,504	1,625	1,607	1,594	1,714

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	4,493	3,403	2,440	1,113	5,118	3,643	2,412	1,314
Capitalized development expenses	817	640	473	262	1,545	1,216	903	457
IPR, brands and other intangible assets	222	98	98	1	4	3	1	1

Total	5,532	4,141	3,011	1,376	6,667	4,862	3,316	1,772

Depreciation, amortization and impairment losses
Property, plant and equipment	4,114	2,928	2,012	1,009	3,947	2,847	1,799	880
Capitalized development expenses	906	676	446	174	1,555	1,299	969	520
Goodwill, IPR, brands and other intangible assets	1,220	944	579	321	1,038	769	540	314

Total	6,240	4,548	3,037	1,504	6,540	4,915	3,308	1,714

35 Ericsson | Fourth quarter and full-year report 2020	Accounting policies and Explanatory notes

Other information

	Q4		Jan-Dec
SEK million	2020	2019	2020	2019
Number of shares and earnings per share
Number of shares, end of period (million)	3,334	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072	3,072
Number of treasury shares, end of period (million)	6	20	6	20
Number of shares outstanding, basic, end of period (million)	3,328	3,314	3,328	3,314
Numbers of shares outstanding, diluted, end of period (million)	3,331	3,328	3,331	3,328
Average number of treasury shares (million)	6	22	11	28
Average number of shares outstanding, basic (million)	3,328	3,313	3,323	3,306
Average number of shares outstanding, diluted (million) 1)	3,331	3,326	3,326	3,320
Earnings (loss) per share, basic (SEK) 2)	2.26	1.34	5.26	0.67
Earnings (loss) per share, diluted (SEK) 1)	2.26	1.33	5.26	0.67
Exchange rates used in the consolidation
SEK/EUR - closing rate	—	—	10.06	10.43
SEK/USD - closing rate	—	—	8.19	9.32
Other
Assets pledged as collateral	—	—	6,808	5,901
Contingent liabilities	—	—	1,198	1,527

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income (loss) attributable to owners of the Parent Company.

Number of employees

	2020				2019
End of period	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	25,869	25,633	25,265	24,942	24,559	24,322	23,942	24,051
North East Asia	13,944	13,955	13,965	13,786	13,783	13,608	13,334	13,169
North America	10,175	9,537	9,785	9,718	9,643	9,487	9,342	9,246
Europe and Latin America 1)	46,580	46,495	46,521	46,402	47,135	44,150	43,846	43,833
Middle East and Africa	4,256	4,206	4,264	4,247	4,297	4,320	4,292	4,281

Total	100,824	99,826	99,800	99,095	99,417	95,887	94,756	94,580

1) Of which Sweden	13,173	13,046	12,884	12,746	12,730	12,679	12,549	12,455

Preliminary allocation of purchase consideration

Acquisition of Cradlepoint
SEK billion
Total consideration incl. cash	9.5

Net assets acquired
Cash and cash equivalents	0.3
Inventory	0.6
Other current assets	0.8
Other non-current assets	0.2
Intangible assets	3.3
Contract liabilities	-0.8
Other current liabilities	-0.6
Other non-current liabilities	-1.3

Total identifiable net assets	2.4

Goodwill	7.1

Total	9.5

On November 1, 2020, Ericsson acquired 100 percent of the shares in Cradlepoint for SEK 9.5 billion in an all-cash transaction. Cradlepoint is the US market leader in Wireless WAN Edge 4G and 5G solutions for the enterprise market. Approximately 700 employees joined Ericsson as part of the transaction. Balances to facilitate the Purchase price allocation are preliminary.

36 Ericsson | Fourth quarter and full-year report 2020	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APM’s should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

As from 2020 net sales and operating margin excluding restructuring charges rolling four quarters (%) are introduced. The Company is of the view that the new APM is a good way to explain and measure the performance of the company. The contracts are delivered over several quarters and thus an individual quarter does not always fully reflect the performance.

The Company has decided to remove Cash conversion as an APM since it is no longer used by the Company. The Company is instead using Free cash flow before M&A to reflect the cash flows generated by the Company.

This section also includes a reconciliation of the APM’s to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2019.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations.

	2020				2019
Isolated quarters, year over year change	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	69,590	57,472	55,578	49,750	66,373	57,127	54,810	48,906
Acquired business	-206	-415	-422	-319	-96	—	—	—
Net FX impact	5,472	4,304	-326	-1,654	-2,748	-2,457	-2,538	-2,932
Comparable net sales, excluding FX impact	74,856	61,361	54,830	47,777	63,529	54,670	52,272	45,974
Comparable quarter net sales adj. for acq/div business 1)	66,373	57,150	54,810	48,798	63,037	53,077	49,055	42,961
Sales growth adjusted for comparable units and currency (%)	13%	7%	0%	-2%	1%	3%	7%	7%

	2020				2019
Year to date, year over year change	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	232,390	162,800	105,328	49,750	227,216	160,843	103,716	48,906
Acquired business	-1,362	-1,156	-741	-319	-96	—	—	—
Net FX impact	7,796	2,324	-1,980	-1,654	-10,675	-7,927	-5,470	-2,932
Comparable net sales, excluding FX impact	238,824	163,968	102,607	47,777	216,445	152,916	98,246	45,974
Comparable quarter net sales adj. for acq/div business 1)	227,132	160,758	103,608	48,798	208,130	145,093	92,016	42,961
Sales growth adjusted for comparable units and currency (%)	5%	2%	-1%	-2%	4%	5%	7%	7%

1)	Adjusted for divestment of MediaKind in February 2019, acquisition of Kathrein in October 2019 and acquisition of Cradlepoint in November 2020.

37 Ericsson | Fourth quarter and full-year report 2020	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and operating income (loss) are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	28,257	24,762	20,917	19,788	24,434	21,540	20,071	18,779
Net sales	69,590	57,472	55,578	49,750	66,373	57,127	54,810	48,906
Gross margin (%)	40.6%	43.1%	37.6%	39.8%	36.8%	37.7%	36.6%	38.4%

Gross income	28,257	24,762	20,917	19,788	24,434	21,540	20,071	18,779
Restructuring charges included in cost of sales	5	73	312	335	218	28	26	65
Gross income excluding restructuring charges	28,262	24,835	21,229	20,123	24,652	21,568	20,097	18,844
Net sales	69,590	57,472	55,578	49,750	66,373	57,127	54,810	48,906
Gross margin excluding restructuring charges (%)	40.6%	43.2%	38.2%	40.4%	37.1%	37.8%	36.7%	38.5%

Operating expenses	-17,571	-16,121	-17,045	-15,543	-19,028	-14,217	-16,331	-14,639
Restructuring charges included in R&D expenses	-21	244	227	-39	79	98	49	118
Restructuring charges included in selling and administrative expenses	8	13	144	5	30	21	43	23
Operating expenses excluding restructuring charges	-17,584	-15,864	-16,674	-15,577	-18,919	-14,098	-16,239	-14,498

Operating income (loss)	11,008	8,643	3,851	4,306	6,125	-4,196	3,739	4,896
Net sales	69,590	57,472	55,578	49,750	66,373	57,127	54,810	48,906
Operating margin (%)	15.8%	15.0%	6.9%	8.7%	9.2%	-7.3%	6.8%	10.0%

Operating income (loss)	11,008	8,643	3,851	4,306	6,125	-4,196	3,739	4,896
Total restructuring charges	-8	330	683	301	327	147	118	206
Operating income (loss) excluding restructuring charges	11,000	8,973	4,534	4,607	6,452	-4,049	3,857	5,102
Net sales	69,590	57,472	55,578	49,750	66,373	57,127	54,810	48,906
Operating margin excluding restructuring charges (%)	15.8%	15.6%	8.2%	9.3%	9.7%	-7.1%	7.0%	10.4%

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	93,724	65,467	40,705	19,788	84,824	60,390	38,850	18,779
Net sales	232,390	162,800	105,328	49,750	227,216	160,843	103,716	48,906
Gross margin (%)	40.3%	40.2%	38.6%	39.8%	37.3%	37.5%	37.5%	38.4%

Gross income	93,724	65,467	40,705	19,788	84,824	60,390	38,850	18,779
Restructuring charges included in cost of sales	725	720	647	335	337	119	91	65
Gross income excluding restructuring charges	94,449	66,187	41,352	20,123	85,161	60,509	38,941	18,844
Net sales	232,390	162,800	105,328	49,750	227,216	160,843	103,716	48,906
Gross margin excluding restructuring charges (%)	40.6%	40.7%	39.3%	40.4%	37.5%	37.6%	37.5%	38.5%

Operating expenses	-66,280	-48,709	-32,588	-15,543	-64,215	-45,187	-30,970	-14,639
Restructuring charges included in R&D expenses	411	432	188	-39	344	265	167	118
Restructuring charges included in selling and administrative expenses	170	162	149	5	117	87	66	23
Operating expenses excluding restructuring charges	-65,699	-48,115	-32,251	-15,577	-63,754	-44,835	-30,737	-14,498

Operating income (loss)	27,808	16,800	8,157	4,306	10,564	4,439	8,635	4,896
Net sales	232,390	162,800	105,328	49,750	227,216	160,843	103,716	48,906
Operating margin (%)	12.0%	10.3%	7.7%	8.7%	4.6%	2.8%	8.3%	10.0%

Operating income (loss)	27,808	16,800	8,157	4,306	10,564	4,439	8,635	4,896
Total restructuring charges	1,306	1,314	984	301	798	471	324	206
Operating income (loss) excluding restructuring charges	29,114	18,114	9,141	4,607	11,362	4,910	8,959	5,102
Net sales	232,390	162,800	105,328	49,750	227,216	160,843	103,716	48,906
Operating margin excluding restructuring charges (%)	12.5%	11.1%	8.7%	9.3%	5.0%	3.1%	8.6%	10.4%

38 Ericsson | Fourth quarter and full-year report 2020	Alternative performance measures

EBITA and EBITA margin

Earnings (loss) before interest, taxes, amortization and write-downs of acquired intangibles, also expressed as a percentage of net sales.

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	7,192	5,566	2,585	2,280	4,484	-6,894	1,847	2,403
Taxes	3,721	3,186	1,558	1,124	1,570	2,013	1,451	1,888
Financial income and expenses, net	95	-109	-292	902	71	685	441	605
Amortization and write-downs of acquired intangibles	276	365	258	321	269	229	226	314
EBITA	11,284	9,008	4,109	4,627	6,394	-3,967	3,965	5,210
Net sales	69,590	57,472	55,578	49,750	66,373	57,127	54,810	48,906
EBITA margin (%)	16.2%	15.7%	7.4%	9.3%	9.6%	-6.9%	7.2%	10.7%

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	17,623	10,431	4,865	2,280	1,840	-2,644	4,250	2,403
Taxes	9,589	5,868	2,682	1,124	6,922	5,352	3,339	1,888
Financial income and expenses, net	596	501	610	902	1,802	1,731	1,046	605
Amortization and write-downs of acquired intangibles	1,220	944	579	321	1,038	769	540	314
EBITA	29,028	17,744	8,736	4,627	11,602	5,208	9,175	5,210
Net sales	232,390	162,800	105,328	49,750	227,216	160,843	103,716	48,906
EBITA margin (%)	12.5%	10.9%	8.3%	9.3%	5.1%	3.2%	8.8%	10.7%

Rolling four quarters of net sales and operating margin excluding restructuring charges (%)

Net sales, operating margin and restructuring charges as a sum of last four quarters.

	2020				2019
Rolling four quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	232,390	229,173	228,828	228,060	227,216	224,652	221,335	216,333
Operating income (loss)	27,808	22,925	10,086	9,974	10,564	2,587	10,024	6,450
Restructuring charges	1,306	1,641	1,458	893	798	4,882	5,287	7,049
Operating income (loss) excl. restr. charges	29,114	24,566	11,544	10,867	11,362	7,469	15,311	13,499
Operating margin excl. restr. charges (%)	12.5%	10.7%	5.0%	4.8%	5.0%	3.3%	6.9%	6.2%

39 Ericsson | Fourth quarter and full-year report 2020	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2020				2019
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	43,612	48,774	45,655	48,347	45,079	51,183	45,498	45,453
+ Interest-bearing securities, current	6,820	5,552	5,739	7,834	6,759	5,866	6,367	3,183
+ Interest-bearing securities, non-current	21,613	23,898	24,025	23,335	20,354	19,157	17,091	23,022
Gross cash, end of period	72,045	78,224	75,419	79,516	72,192	76,206	68,956	71,658
-Borrowings, current	7,942	14,587	15,290	17,759	9,439	1,622	2,160	3,015
-Borrowings, non-current	22,218	22,132	22,581	23,381	28,257	37,153	33,040	32,533
Net cash, end of period	41,885	41,505	37,548	38,376	34,496	37,431	33,756	36,110

Capital employed

Total assets less non-interest-bearing provisions and  liabilities.

	2020				2019
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	271,530	277,187	276,778	292,307	276,383	288,531	280,447	283,958

Non-interest-bearing provisions and liabilities
Provisions, non-current	2,886	2,378	2,240	2,703	2,679	2,308	2,646	2,670
Deferred tax liabilities	1,089	1,102	1,164	1,060	1,224	857	1,178	792
Other non-current liabilities	1,383	1,759	1,813	2,178	2,114	2,163	2,160	2,118
Provisions, current	7,580	8,544	8,363	8,357	8,244	19,699	8,712	9,363
Contract liabilities	26,440	29,393	31,532	34,265	29,041	34,499	37,264	38,605
Trade payables	31,988	30,704	32,182	29,840	30,403	30,672	31,388	30,842
Other current liabilities	38,174	37,905	34,834	40,521	37,405	34,624	33,351	38,528
Capital employed	161,990	165,402	164,650	173,383	165,273	163,709	163,748	161,040

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization  factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for  Jan-Dec.

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	69,590	57,472	55,578	49,750	66,373	57,127	54,810	48,906
Annualized net sales	278,360	229,888	222,312	199,000	265,492	228,508	219,240	195,624
Average capital employed
Capital employed at beginning of period	165,402	164,650	173,383	165,273	163,709	163,748	161,040	149,615
Capital employed at end of period	161,990	165,402	164,650	173,383	165,273	163,709	163,748	161,040
Average capital employed	163,696	165,026	169,017	169,328	164,491	163,729	162,394	155,328
Capital turnover (times)	1.7	1.4	1.3	1.2	1.6	1.4	1.4	1.3

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	232,390	162,800	105,328	49,750	227,216	160,843	103,716	48,906
Annualized net sales	232,390	217,067	210,656	199,000	227,216	214,457	207,432	195,624
Average capital employed
Capital employed at beginning of period	165,273	165,273	165,273	165,273	149,615	149,615	149,615	149,615
Capital employed at end of period	161,990	165,402	164,650	173,383	165,273	163,709	163,748	161,040
Average capital employed	163,632	165,338	164,962	169,328	157,444	156,662	156,682	155,328
Capital turnover (times)	1.4	1.3	1.3	1.2	1.4	1.4	1.3	1.3

40 Ericsson | Fourth quarter and full-year report 2020	Alternative performance measures

Return on capital employed

The annualized total of operating income (loss) as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating income (loss)	11,008	8,643	3,851	4,306	6,125	-4,196	3,739	4,896
Annualized operating income (loss)	44,032	34,572	15,404	17,224	24,500	-16,784	14,956	19,584
Average capital employed
Capital employed at beginning of period	165,402	164,650	173,383	165,273	163,709	163,748	161,040	149,615
Capital employed at end of period	161,990	165,402	164,650	173,383	165,273	163,709	163,748	161,040
Average capital employed	163,696	165,026	169,017	169,328	164,491	163,729	162,394	155,328
Return on capital employed (%)	26.9%	20.9%	9.1%	10.2%	14.9%	-10.3%	9.2%	12.6%

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Operating income (loss)	27,808	16,800	8,157	4,306	10,564	4,439	8,635	4,896
Annualized operating income (loss)	27,808	22,400	16,314	17,224	10,564	5,919	17,270	19,584
Average capital employed
Capital employed at beginning of period	165,273	165,273	165,273	165,273	149,615	149,615	149,615	149,615
Capital employed at end of period	161,990	165,402	164,650	173,383	165,273	163,709	163,748	161,040
Average capital employed	163,632	165,338	164,962	169,328	157,444	156,662	156,682	155,328
Return on capital employed (%)	17.0%	13.5%	9.9%	10.2%	6.7%	3.8%	11.0%	12.6%

Equity ratio

Equity expressed as a percentage of total assets.

	2020				2019
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	85,177	82,485	78,472	79,113	81,878	77,475	84,533	84,532
Total assets	271,530	277,187	276,778	292,307	276,383	288,531	280,447	283,958
Equity ratio (%)	31.4%	29.8%	28.4%	27.1%	29.6%	26.9%	30.1%	29.8%

Return on equity

Annualized net income (loss) attributable to owners of the Parent Company as a percentage  of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization  factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for  Jan-Dec.

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to owners of the Parent Company	7,522	5,353	2,452	2,156	4,430	-6,229	1,705	2,317
Annualized	30,088	21,412	9,808	8,624	17,720	-24,916	6,820	9,268
Average stockholders’ equity
Stockholders’ equity, beginning of period	82,830	79,005	79,841	82,559	78,200	84,488	84,619	86,978
Stockholders’ equity, end of period	86,674	82,830	79,005	79,841	82,559	78,200	84,488	84,619
Average stockholders’ equity	84,752	80,918	79,423	81,200	80,380	81,344	84,554	85,799
Return on equity (%)	35.5%	26.5%	12.3%	10.6%	22.0%	-30.6%	8.1%	10.8%

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to owners of the Parent Company	17,483	9,961	4,608	2,156	2,223	-2,207	4,022	2,317
Annualized	17,483	13,281	9,216	8,624	2,223	-2,943	8,044	9,268
Average stockholders’ equity
Stockholders’ equity, beginning of period	82,559	82,559	82,559	82,559	86,978	86,978	86,978	86,978
Stockholders’ equity, end of period	86,674	82,830	79,005	79,841	82,559	78,200	84,488	84,619
Average stockholders’ equity	84,617	82,695	80,782	81,200	84,769	82,589	85,733	85,799
Return on equity (%)	20.7%	16.1%	11.4%	10.6%	2.6%	-3.6%	9.4%	10.8%

41 Ericsson | Fourth quarter and full-year report 2020	Alternative performance measures

Adjusted earnings (loss) per share (non-IFRS)

Adjusted earnings (loss) per share, diluted, excluding amortizations and write-down of acquired intangible assets and excluding restructuring charges.

The APM has been renamed. It was earlier referred to as Earnings (loss) per share (non-IFRS).

	2020				2019
Isolated quarters, SEK	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Earnings (loss) per share, diluted	2.26	1.61	0.74	0.65	1.33	-1.89	0.51	0.70
Restructuring charges	0.01	0.08	0.14	0.07	0.07	0.04	0.02	0.05
Amortization and write-downs of acquired intangibles	0.06	0.08	0.06	0.07	0.06	0.05	0.06	0.05
Adjusted earnings (loss) per share (non-IRFS)	2.33	1.77	0.94	0.79	1.46	-1.80	0.59	0.80

	2020				2019
Year to date, SEK	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings (loss) per share, diluted	5.26	3.00	1.39	0.65	0.67	-0.67	1.21	0.70
Restructuring charges	0.30	0.29	0.21	0.07	0.18	0.11	0.07	0.05
Amortization and write-downs of acquired intangibles	0.27	0.21	0.13	0.07	0.22	0.16	0.11	0.05
Adjusted earnings (loss) per share (non-IRFS)	5.83	3.50	1.73	0.79	1.07	-0.40	1.39	0.80

Free cash flow and free cash flow before M&A

Free cash flow: Cash flow from operating activities less net capital expenditures and other investments.

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures and other investments (excluding M&A).

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	13,903	5,279	5,449	4,302	496	6,989	3,623	5,765
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-1,090	-963	-1,327	-1,113	-1,475	-1,231	-1,098	-1,314
Sales of property, plant and equipment	104	55	69	26	206	122	184	232
Product development	-177	-167	-211	-262	-329	-313	-446	-457
Other investing activities	668	301	-126	-42	-74	-56	-36	-165
Repayment of lease liabilities	-636	-567	-618	-596	-711	-1,052	-623	-604
Free cash flow before M&A	12,772	3,938	3,236	2,315	-1,887	4,459	1,604	3,457
Acquisitions/divestments of subs and other operations, net	-9,256	-89	-45	-208	-1,341	-466	3	299
Free cash flow	3,516	3,849	3,191	2,107	-3,228	3,993	1,607	3,756

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	28,933	15,030	9,751	4,302	16,873	16,377	9,388	5,765
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-4,493	-3,403	-2,440	-1,113	-5,118	-3,643	-2,412	-1,314
Sales of property, plant and equipment	254	150	95	26	744	538	416	232
Product development	-817	-640	-473	-262	-1,545	-1,216	-903	-457
Other investing activities	801	133	-168	-42	-331	-257	-201	-165
Repayment of lease liabilities	-2,417	-1,781	-1,214	-596	-2,990	-2,279	-1,227	-604
Free cash flow before M&A	22,261	9,489	5,551	2,315	7,633	9,520	5,061	3,457
Acquisitions/divestments of subs and other operations, net	-9,598	-342	-253	-208	-1,505	-164	302	299
Free cash flow	12,663	9,147	5,298	2,107	6,128	9,356	5,363	3,756

42 Ericsson | Fourth quarter and full-year report 2020	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2020				2019
Isolated quarter, year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks 1)	20%	13%	4%	0%	2%	4%	11%	10%
Digital Services	3%	-5%	-5%	-9%	-3%	5%	-3%	0%
Managed Services	-12%	-9%	-12%	-5%	-1%	-5%	-6%	-5%
Emerging Business and Other 2)	-4%	2%	-6%	-8%	9%	-7%	24%	38%

Total 1) 2)	13%	7%	0%	-2%	1%	3%	7%	7%

	2020				2019
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks 1)	10%	6%	2%	0%	6%	8%	11%	10%
Digital Services	-3%	-6%	-7%	-9%	-1%	1%	-2%	0%
Managed Services	-10%	-9%	-9%	-5%	-4%	-5%	-6%	-5%
Emerging Business and Other 2)	-4%	-4%	-7%	-8%	14%	15%	30%	38%

Total 1) 2)	5%	2%	-1%	-2%	4%	5%	7%	7%

1)	Adjusted for Kathrein acquisition in October 2019.
2)	Adjusted for MediaKind divestment in February 2019.

Gross margin by segment by quarter

	2020				2019
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	43.4%	46.5%	40.2%	44.4%	41.1%	41.6%	41.4%	43.2%
Digital Services	40.9%	43.4%	43.6%	39.9%	37.2%	37.9%	36.8%	36.8%
Managed Services	17.7%	19.9%	17.1%	16.3%	14.8%	17.9%	12.3%	17.7%
Emerging Business and Other	35.3%	32.0%	12.6%	21.7%	13.4%	20.2%	18.5%	23.4%

Total	40.6%	43.1%	37.6%	39.8%	36.8%	37.7%	36.6%	38.4%

	2020				2019
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	43.6%	43.7%	42.2%	44.4%	41.8%	42.0%	42.3%	43.2%
Digital Services	41.9%	42.4%	41.9%	39.9%	37.2%	37.2%	36.8%	36.8%
Managed Services	17.8%	17.8%	16.7%	16.3%	15.6%	15.9%	14.9%	17.7%
Emerging Business and Other	25.6%	22.1%	17.1%	21.7%	18.9%	20.8%	21.0%	23.4%

Total	40.3%	40.2%	38.6%	39.8%	37.3%	37.5%	37.5%	38.4%

Operating margin by segment by quarter

	2020				2019
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.5%	22.0%	13.2%	16.6%	14.4%	18.4%	15.0%	16.3%
Digital Services	3.9%	-6.8%	-8.1%	-19.3%	-1.2%	-6.7%	-15.6%	-23.0%
Managed Services	6.9%	8.9%	4.7%	7.1%	4.2%	8.8%	3.2%	21.4%
Emerging Business and Other	-28.5%	-26.7%	-60.5%	-32.7%	-23.2%	-695.8%	-44.1%	-1.7%

Total	15.8%	15.0%	6.9%	8.7%	9.2%	-7.3%	6.8%	10.0%

	2020				2019
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18.6%	17.4%	14.8%	16.6%	16.0%	16.6%	15.6%	16.3%
Digital Services	-5.9%	-11.0%	-13.3%	-19.3%	-10.1%	-14.5%	-19.1%	-23.0%
Managed Services	6.9%	6.9%	5.9%	7.1%	9.0%	10.9%	11.9%	21.4%
Emerging Business and Other	-37.0%	-40.1%	-46.8%	-32.7%	-184.0%	-239.0%	-22.4%	-1.7%

Total	12.0%	10.3%	7.7%	8.7%	4.6%	2.8%	8.3%	10.0%

43 Ericsson | Fourth quarter and full-year report 2020	Alternative performance measures

Restructuring charges by function

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-5	-73	-312	-335	-218	-28	-26	-65
Research and development expenses	21	-244	-227	39	-79	-98	-49	-118
Selling and administrative expenses	-8	-13	-144	-5	-30	-21	-43	-23

Total	8	-330	-683	-301	-327	-147	-118	-206

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-725	-720	-647	-335	-337	-119	-91	-65
Research and development expenses	-411	-432	-188	39	-344	-265	-167	-118
Selling and administrative expenses	-170	-162	-149	-5	-117	-87	-66	-23

Total	-1,306	-1,314	-984	-301	-798	-471	-324	-206

Restructuring charges by segment

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-19	-272	-380	-75	-48	-5	-5	-10
of which cost of sales	-20	-79	-110	-72	-24	12	9	-3
of which operating expenses	1	-193	-270	-3	-24	-17	-14	-7
Digital Services	14	-87	34	20	-206	-128	-93	-187
of which cost of sales	-10	-8	3	-16	-125	-32	-27	-60
of which operating expenses	24	-79	31	36	-81	-96	-66	-127
Managed Services	0	-11	-2	-245	-42	-2	1	-2
of which cost of sales	0	-11	-2	-245	-40	-2	3	-1
of which operating expenses	0	0	0	0	-2	0	-2	-1
Emerging Business and Other	13	40	-335	-1	-31	-12	-21	-7
of which cost of sales	25	25	-203	-2	-29	-6	-11	-1
of which operating expenses	-12	15	-132	1	-2	-6	-10	-6

Total	8	-330	-683	-301	-327	-147	-118	-206

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-746	-727	-455	-75	-68	-20	-15	-10
of which cost of sales	-281	-261	-182	-72	-6	18	6	-3
of which operating expenses	-465	-466	-273	-3	-62	-38	-21	-7
Digital Services	-19	-33	54	20	-614	-408	-280	-187
of which cost of sales	-31	-21	-13	-16	-244	-119	-87	-60
of which operating expenses	12	-12	67	36	-370	-289	-193	-127
Managed Services	-258	-258	-247	-245	-45	-3	-1	-2
of which cost of sales	-258	-258	-247	-245	-40	0	2	-1
of which operating expenses	0	0	0	0	-5	-3	-3	-1
Emerging Business and Other	-283	-296	-336	-1	-71	-40	-28	-7
of which cost of sales	-155	-180	-205	-2	-47	-18	-12	-1
of which operating expenses	-128	-116	-131	1	-24	-22	-16	-6

Total	-1,306	-1,314	-984	-301	-798	-471	-324	-206

44 Ericsson | Fourth quarter and full-year report 2020	Alternative performance measures

Gross income and gross margin excluding restructuring charges by segment

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21,450	19,454	16,132	15,658	18,289	16,315	15,661	14,458
Digital Services	5,193	3,795	3,735	2,945	5,023	3,781	3,338	2,938
Managed Services	1,031	1,104	957	1,178	1,079	1,138	776	1,037
Emerging Business and Other	588	482	405	342	261	334	322	411

Total	28,262	24,835	21,229	20,123	24,652	21,568	20,097	18,844

	2020				2019
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	43.5%	46.7%	40.5%	44.6%	41.1%	41.6%	41.4%	43.2%
Digital Services	41.0%	43.5%	43.6%	40.1%	38.1%	38.3%	37.1%	37.6%
Managed Services	17.7%	20.1%	17.2%	20.6%	15.4%	17.9%	12.3%	17.7%
Emerging Business and Other	33.8%	30.5%	25.3%	21.9%	15.1%	20.5%	19.2%	23.5%

Total	40.6%	43.2%	38.2%	40.4%	37.1%	37.8%	36.7%	38.5%

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	72,694	51,244	31,790	15,658	64,723	46,434	30,119	14,458
Digital Services	15,668	10,475	6,680	2,945	15,080	10,057	6,276	2,938
Managed Services	4,270	3,239	2,135	1,178	4,030	2,951	1,813	1,037
Emerging Business and Other	1,817	1,229	747	342	1,328	1,067	733	411

Total	94,449	66,187	41,352	20,123	85,161	60,509	38,941	18,844

	2020				2019
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	43.8%	43.9%	42.4%	44.6%	41.8%	42.0%	42.2%	43.2%
Digital Services	42.0%	42.5%	42.0%	40.1%	37.8%	37.7%	37.3%	37.6%
Managed Services	18.9%	19.3%	18.9%	20.6%	15.8%	15.9%	14.9%	17.7%
Emerging Business and Other	28.0%	25.9%	23.6%	21.9%	19.6%	21.1%	21.4%	23.5%

Total	40.6%	40.7%	39.3%	40.4%	37.5%	37.6%	37.5%	38.5%

45 Ericsson | Fourth quarter and full-year report 2020	Alternative performance measures

Operating income (loss) and operating margin excluding restructuring charges by segment

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	10,623	9,437	5,635	5,902	6,447	7,221	5,685	5,482
Digital Services	485	-504	-731	-1,437	42	-532	-1,312	-1,611
Managed Services	401	502	265	653	334	564	202	1,254
Emerging Business and Other	-509	-462	-635	-511	-371	-11,302	-718	-23

Total	11,000	8,973	4,534	4,607	6,452	-4,049	3,857	5,102

	2020				2019
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.5%	22.7%	14.1%	16.8%	14.5%	18.4%	15.0%	16.4%
Digital Services	3.8%	-5.8%	-8.5%	-19.6%	0.3%	-5.4%	-14.6%	-20.6%
Managed Services	6.9%	9.1%	4.8%	11.4%	4.8%	8.9%	3.2%	21.4%
Emerging Business and Other	-29.3%	-29.2%	-39.6%	-32.7%	-21.4%	-695.1%	-42.8%	-1.3%

Total	15.8%	15.6%	8.2%	9.3%	9.7%	-7.1%	7.0%	10.4%

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	31,597	20,974	11,537	5,902	24,835	18,388	11,167	5,482
Digital Services	-2,187	-2,672	-2,168	-1,437	-3,413	-3,455	-2,923	-1,611
Managed Services	1,821	1,420	918	653	2,354	2,020	1,456	1,254
Emerging Business and Other	-2,117	-1,608	-1,146	-511	-12,414	-12,043	-741	-23

Total	29,114	18,114	9,141	4,607	11,362	4,910	8,959	5,102

	2020				2019
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	19.0%	18.0%	15.4%	16.8%	16.0%	16.6%	15.7%	16.4%
Digital Services	-5.9%	-10.8%	-13.6%	-19.6%	-8.6%	-12.9%	-17.4%	-20.6%
Managed Services	8.1%	8.5%	8.1%	11.4%	9.2%	10.9%	12.0%	21.4%
Emerging Business and Other	-32.6%	-33.9%	-36.2%	-32.7%	-183.0%	-238.2%	-21.6%	-1.3%

Total	12.5%	11.1%	8.7%	9.3%	5.0%	3.1%	8.6%	10.4%

Rolling four quarters of net sales by segment

	2020				2019
Rolling four quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	165,978	161,060	158,662	156,654	155,009	152,202	148,875	143,449
Digital Services	37,324	37,821	38,969	39,385	39,857	39,696	38,802	38,644
Managed Services	22,600	23,812	24,673	25,423	25,565	25,419	25,525	25,730
Emerging Business and Other	6,488	6,480	6,524	6,598	6,785	7,335	8,133	8,510

Total	232,390	229,173	228,828	228,060	227,216	224,652	221,335	216,333

Rolling four quarters of operating margin excluding restructuring by segment  (%)

	2020				2019
Rolling four quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19%	17%	16%	16%	16%	17%	16%	16%
Digital Services	-6%	-7%	-7%	-8%	-9%	-18%	-20%	-21%
Managed Services	8%	7%	7%	7%	9%	9%	9%	10%
Emerging Business and Other	-33%	-31%	-196%	-196%	-183%	-185%	-40%	-44%

Total	13%	11%	5%	5%	5%	3%	7%	6%

46 Ericsson | Fourth quarter and full-year report 2020	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2020				2019
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	10,636	9,347	5,321	5,957	6,447	7,253	5,716	5,552
Digital Services	625	-461	-563	-1,283	-23	-521	-1,268	-1,638
Managed Services	403	492	264	409	293	563	205	1,253
Emerging Business and Other	-380	-370	-913	-456	-323	-11,262	-688	43

Total	11,284	9,008	4,109	4,627	6,394	-3,967	3,965	5,210

	2020				2019
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.5%	22.4%	13.4%	17.0%	14.5%	18.5%	15.1%	16.6%
Digital Services	4.9%	-5.3%	-6.6%	-17.5%	-0.2%	-5.3%	-14.1%	-21.0%
Managed Services	6.9%	8.9%	4.7%	7.2%	4.2%	8.9%	3.2%	21.4%
Emerging Business and Other	-21.9%	-23.4%	-57.0%	-29.1%	-18.7%	-692.6%	-41.0%	2.5%

Total	16.2%	15.7%	7.4%	9.3%	9.6%	-6.9%	7.2%	10.7%

	2020				2019
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	31,261	20,625	11,278	5,957	24,968	18,521	11,268	5,552
Digital Services	-1,682	-2,307	-1,846	-1,283	-3,450	-3,427	-2,906	-1,638
Managed Services	1,568	1,165	673	409	2,314	2,021	1,458	1,253
Emerging Business and Other	-2,119	-1,739	-1,369	-456	-12,230	-11,907	-645	43

Total	29,028	17,744	8,736	4,627	11,602	5,208	9,175	5,210

	2020				2019
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18.8%	17.7%	15.0%	17.0%	16.1%	16.8%	15.8%	16.6%
Digital Services	-4.5%	-9.4%	-11.6%	-17.5%	-8.7%	-12.8%	-17.3%	-21.0%
Managed Services	6.9%	6.9%	6.0%	7.2%	9.1%	10.9%	12.0%	21.4%
Emerging Business and Other	-32.7%	-36.6%	-43.2%	-29.1%	-180.3%	-235.5%	-18.8%	2.5%

Total	12.5%	10.9%	8.3%	9.3%	5.1%	3.2%	8.8%	10.7%

Other ratios

	Q4		Jan-Dec
	2020	2019	2020	2019
Days sales outstanding	—	—	69	75
Inventory turnover days	86	73	78	77
Payable days	69	66	82	77

47 Ericsson | Fourth quarter and full-year report 2020	Alternative performance measures